HEXO CORP.

ANNUAL INFORMATION FORM

For the fiscal year ended July 31, 2022

OCTOBER 31, 2022

ANNUAL INFORMATION FORM

In this annual information form ("Annual Information Form" or "AIF"), unless otherwise noted or the context indicates otherwise, the "Company", "HEXO", "we", "us" and "our" refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marijuana" have the meanings given to the terms "cannabis", "CBD", "client", "licence", "licenced producer", "THC" and "marihuana" respectively in the Cannabis Act (Canada) (the "Cannabis Act") and the Cannabis Regulations made under the Cannabis Act (the "Cannabis Regulations").

All currency amounts in this AIF are stated in thousands of Canadian dollars, unless otherwise noted. All financial information of the Company in this AIF is reported according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Unless otherwise noted, all information in this AIF is given as of July 31, 2022.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Such statements can often, but not always, be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, and expressions that are predictions or indicate future events and future trends, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

• the Company's commercial and financial partnership with Tilray Brands, Inc. ("Tilray") and the future impact thereof, including with respect to the impact of the transaction in relation to the Company's senior secured convertible note;

• whether the Company will have sufficient working capital to meet its obligations as they become due and its ability to raise additional financing required in order to continue operations and develop its business;

• the competitive and business strategies of the Company;

• the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

• the potential expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

• the anticipated impact of transitioning the Company's operations between facilities;

• the expansion of business activities, including potential acquisitions;

• the expected production capacity of the Company;

• the expected sales mix of offered products;

• the development and authorization of new products, including cannabis edibles and extracts ("cannabis derivatives"), and the timing of launch of such new products;

• the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;

• the Company's Truss joint venture with Molson Coors Canada and Truss CBD USA joint venture with Molson Coors Beverage Company and the future of the Company's role in and activities in connection with such joint ventures;

• the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

• whether the Company will have sufficient working capital and its ability to raise additional financing required in order to continue operations and further develop its business;

• the Company's capital structure and the level and terms of its and its subsidiaries' various indebtedness, including convertible debt securities, the Company's ability to satisfy repayment of such indebtedness in cash where necessary and the potential dilutive effect of the Company being required to issue a significant number of additional shares upon conversion or redemption of such indebtedness;

• the potential dilution from future issuances of Common Shares under the Stand-By Commitment;

• applicable laws, regulations and any amendments thereof;

• the Company's ability to maintain its status as not being either a "passive foreign investment company" within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, or an "investment company" within the meaning of the U.S. Investment Company Act of 1940, as amended;

• the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

• the filing of trademark and patent applications and the successful registration of same and the future impact thereof;

• securities class action and other litigation to which the Company is subject;

• the impact of the COVID-19 pandemic on the business and operations of the Company; and

• the performance of the Company's business and operations including the anticipated future gross margins of the Company's operations.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under "Description of the Business" as well as statements regarding the Company's objectives, plans and goals, including future operating results, economic performance and may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

Certain of the forward-looking statements and other information contained herein concerning the cannabis industry and its adult-use and medical markets and the general expectations of HEXO concerning the industry and the Company's business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believe to be reasonable. However, although generally indicative of relative market positions, market share and performance characteristics, such data are inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry and still evolving adult-use market involve risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company's ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described in this Annual Information Form under "Risk Factors". Although the Company has based forward-looking statements contained in this Annual Information Form on assumptions that it believes are reasonable, it cautions the reader that actual results and developments (including the Company's results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made or suggested by the forward-looking information contained herein.

Certain assumptions made in preparing the forward-looking statements contained in this Annual Information Form include:

•  the Company's ability to implement its growth strategies;

• the Company's competitive advantages;

•  the development of new products and product formats for the Company's products;

•  the Company's ability to manage its indebtedness as required;

•  the Company's ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;

•  the impact of competition;

•  changes and trends in the cannabis industry and the still evolving adult-use market;

•  changes in laws, rules and regulations;

•  the Company's ability to maintain and renew required licences;

•  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;

•  the Company's ability to keep pace with changing consumer preferences;

•  the Company's ability to protect intellectual property;

•  the Company's ability to manage and integrate acquisitions;

•  the Company's ability to retain key personnel; and

•  the absence of material adverse changes in the industry or Canadian or global economy, including as a result of the COVID-19 pandemic.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Investors should not place undue reliance on forward-looking statements contained in this Annual Information Form. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Information Form, those results and developments may not be indicative of results or developments in subsequent periods. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) (the "OBCA") on October 29, 2013 as BFK Capital Corp. ("BFK"). On March 15, 2017, the Company filed articles of amendment under the OBCA to consolidate the issued and outstanding common shares in the capital of the Company (the "Common Shares") and to change its name to "The Hydropothecary Corporation". On August 29, 2018, the Company filed articles of amendment under the OBCA to change its name to "HEXO Corp." On December 17, 2020, the Company filed articles of amendment under the OBCA to consolidate the issued and outstanding Common Shares on a four-to-one basis.

The Company's head office is located at 120 Chemin de la rive, Gatineau, Québec, J8M 1V2. The Company's registered office is located at 222 Bay Street, Suite 3000, Toronto, Ontario, M5K 1E7.

Intercorporate Relationships

As of the date of this Annual Information Form, the Company has four wholly-owned direct subsidiaries, namely HEXO Operations Inc. ("HEXO Operations" or "HOI"), HEXO USA Inc. ("HEXO USA"), 5048963 Ontario Inc. ("Redecan") and 48North Cannabis Corp. ("48North"). Redecan was acquired on August 30, 2021 while 48North was acquired on September 1, 2021.

The following chart illustrates, as of the date of this AIF, the Company's corporate structure with these wholly-owned subsidiaries, including the jurisdiction of incorporation of each such subsidiary (certain of these subsidiaries in turn have one or more subsidiaries as depicted elsewhere in this AIF):

Through HEXO Operations, the Company also owns a 42.5% interest in Truss Limited Partnership ("Truss"), a limited partnership formed under the laws of Ontario for the Company's joint venture with Molson Coors Canada, as well as a 42.5% interest in the related general partner of Truss, Truss Beverage Company Limited (see "General Development of the Business - Three Year History - Joint Ventures - Molson Coors Canada - Truss"):

In addition, through HEXO USA, the Company owns a 42.5% interest in Truss CBD USA, a limited liability company formed under the laws of Colorado for the Company's joint venture with Molson Coors Beverage Company (see "General Development of the Business - Three Year History - Joint Ventures - Molson Coors - Truss CBD USA"):

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Introduction

The Company is in the business of producing, marketing and selling cannabis from its facilities in Québec and Ontario.

The Company has undergone significant change over the last three years as the cannabis industry experienced the legalization of adult-use recreational cannabis in October 2018 and the legalization of cannabis derivatives in October 2019. This period has been marked by expanding and/or streamlining the Company’s facilities, various acquisitions, investments and joint ventures, including the acquisitions of Newstrike Brands Ltd. (“Newstrike”) in May 2019, Zenabis Global Inc. in June 2021, Redecan in August 2021 and 48North in September 2021, in addition to a number of equity and debt financings, all as described below, as the Company sought to build the infrastructure and capabilities necessary for growth, obtain necessary cultivation and sales licences, develop and expand its product offerings and expand its sales and distribution channels and develop market share, including through acquisitions and commercial partnerships.

OOn June 17, 2022, the Company acknowledged that Zenabis Global Inc. (“Zenabis”) and its direct and indirect wholly-owned subsidiaries (collectively, the “Zenabis Group”) filed a petition with the Superior Court of Québec (the “CCAA Court”) for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure their business and financial affairs (the “CCAA Petition”). The CCAA Petititon was limited to the Zenabis Group and neither the Company nor any of its subsidiaries, other than the members of the Zenabis Group, were petitioners or parties to the CCAA Proceedings.  The Company was informed that, on October 31, 2022, a subsidiary of SNDL Inc. acquired certain assets and shares of the members of the Zenabis Group and, as of such date, the Company no longer has any direct or indirect shareholdings in or corporate affiliation with the Zenabis Group.

Facilities

Gatineau, Québec

The Company's operations started at its Gatineau, Québec location, which was initially acquired when The Hydropothecary Corporation ("Predecessor THCX") purchased 167151 Canada Inc.. The Company's main cultivation facility is located at the Gatineau location and over the past few years, the Company has significantly expanded capacity at the facility, adding additional lands and a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018.

Belleville, Ontario

The Company expanded its facilities in September 2018 by acquiring a minority interest in an initially configured 2,004,000 sq. ft. facility in Belleville, Ontario (the “Belleville Facility”). Up until April 21, 2022, the Belleville Facility served as the Company’s main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. The space also supported the Company’s product development and partnering model.

The Belleville Facility is owned by Belleville Complex Inc. (“Belleville Complex”), which is majority owned by Olegna Holdings Inc., a corporation controlled by a director of the Company. In addition to initially leasing approximately 579,000 sq. ft. of space in the building under a long-term lease, HEXO acquired a 25% interest in Belleville Complex from Olegna Holdings Inc., effective October 30, 2018. However, as further detailed below under the heading “Joint Ventures and Strategic Investments – Belleville Complex Inc.”, the Company sold its 25% interest in Belleville Complex back to Olegna effective January 18, 2022.

On April 21, 2022, the Company announced the transitioning of operations conducted at its Belleville Facility to other sites to streamline operations and capitalize on efficiencies. Following an extensive review of site capabilities, the Company identified this transition as an opportunity to optimize network operations and was designed to leverage other sites with available infrastructure and capabilities to improve production outputs, reduce costs and identify additional efficiencies as the Company continues to strive towards becoming cash flow positive from operations. As part of the transition, all manufacturing machinery and equipment previously located at the facility were transferred to the Gatineau facility and the Fenwick Facility. A plan was developed to facilitate this transition and ensure there be no impact on production or shipments. The transition was completed by the end of July 2022. Approximately 230 employees were terminated as part of the transition. Effective July 31, 2022, the lease dated October 30, 2018 between HOI and Belleville Complex with respect to the Company’s Belleville facility (as amended by lease amending agreements between HOI and Belleville Complex dated October 22, 2019 and May 1, 2020 respectively) was terminated.

Truss, the Company’s joint venture with Molson Coors Canada, continues to operate at the Belleville Facility and leases 183,600 sq. ft. of space from Belleville Complex.

Facilities Expansion Through Acquisitions

The Company acquired additional facilities in May 2019 when it acquired Newstrike, which was the parent company of Up Cannabis Inc. (“Up Cannabis”), a Canadian-licensed producer of medical and recreational cannabis. With the purchase of Newstrike, the Company acquired Newstrike’s cultivation facilities in Niagara and Brantford, Ontario (respectively the “Niagara Facility” and the “Brantford Facility”). The Company subsequently sold the Niagara Facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020. In the first quarter of the fiscal year ended July 31, 2022, the Company decided to wind down operations at the Brantford Facility and relocate research and development activities to the Gatineau facility, with cessation of operations being in order to realize synergistic cost savings given the Company’s ability to consolidate all research and development activities at the Gatineau facility. The Company ended its operations at the Brantford Facility effective September 15, 2022.

The Company's facilities were also expanded in June 2021 when it acquired Zenabis, a Canadian-licensed producer of medical and recreational cannabis. With the purchase of Zenabis, the Company acquired Zenabis' cultivation facilities in Atholville, New Brunswick (the "Atholville Facility") and Stellarton, Nova Scotia (the "Stellarton Facility"), as well as a facility leased by Zenabis in Langley, British Columbia (the "Langley Facility"). Decommissioning of the Langley Facility and the Stellarton Facility were completed on October 31, 2021 and February 28, 2022, respectively, and the lease with respect to the Langley Facility was terminated effective May 19, 2022.

The Company's facilities were further expanded when it acquired Redecan on August 30, 2021 and 48North on September 1, 2021, both Canadian-licensed producers of medical and recreational cannabis. With the purchase of Redecan, the Company acquired Redecan's cultivation facilities in Fenwick, Hagersville and Ridgeville, Ontario (respectively the "Fenwick Facility", the "Hagersville Facility" and the "Ridgeville Facility"), and with the purchase of 48North, the Company acquired 48North's cultivation facilities in Sesekinika, Brantford and Brant County, Ontario (respectively the "Sesekinika Facility", the "Good House Facility" and the "Good Farm Facility").

Health Canada Licensing

The Company is licenced to produce and sell cannabis and cannabis products as a licenced producer under the provisions of the Cannabis Regulations.

The Company's licence for the Gatineau facility (the "Gatineau Licence"), which is issued to HEXO Operations, has been renewed and amended several times over the last few years as the Gatineau facility has expanded and new activities have been licenced. The Gatineau Licence was most recently renewed on August 17, 2022 and has a term ending on April 7, 2023. The Gatineau Licence currently covers standard cultivation, standard processing and sale for medical purposes, and permits the production, sale, possession, shipping, transportation, delivery and destruction of fresh cannabis, dried cannabis, cannabis plants, cannabis plant seeds, cannabis oil, cannabis topicals, cannabis extracts and edible cannabis, all as set out therein, in accordance with the Cannabis Act and the Controlled Drugs and Substances Act (the "CDSA"). The Gatineau Licence covers Buildings 1, 2, 5, 6, 9 and 10 at the Gatineau facility and authorizes unlimited production of cannabis.

Since October 17, 2018, the Company has submitted over 2,361 Notices of New Cannabis Products to Health Canada as per section 244 of the Cannabis Regulations. These include both HEXO and Truss products.

On October 25, 2019, the Company also obtained a research and development licence from Health Canada (the “HEXO R&D Licence”) for the Gatineau facility. The HEXO R&D Licence expands the scope of work that can be conducted on cannabis and its derivatives at the Gatineau facility. On August 27, 2020, Health Canada amended the HEXO R&D Licence by adding the Belleville Facility and the Vaughan Facility to the licence. Health Canada amended the HEXO R&D Licence on April 14, 2022 by adding the Fenwick Facility,  on June 15, 2022  by removing the Belleville Facility and the Vaughan Facility and on August 18, 2022 by adding the Ridgeville Facility. The HEXO R&D Licence expires on October 25, 2024.

The Company obtained two additional Health Canada licences through its acquisition of Newstrike in May 2019, both of which have subsequently been revoked. These licences were issued to Newstrike's subsidiary, Up Cannabis, for the Brantford Facility (the "Brantford Licence") and its facility in Niagara, Ontario (the "Niagara Licence"). The Niagara facility was subsequently sold in June 2020, at which time the Niagara Licence was revoked. In the first quarter of fiscal year ended July 31, 2022, management decided to wind down operations at the Brantford Facility and relocate research and development activities to the Gatineau facility, with cessation of operations being in order to realize synergistic cost savings given the Company's ability to consolidate all research and development activities at the Gatineau facility. As a result of the Company ending its operations at the Brantford Facility, and at the Company's request, the Brantford Licence was revoked by Health Canada effective November 17, 2021. Operations at the Brantford Facility were terminated effective September 15, 2022.

The Company obtained an initial licence for its Belleville facility (the "Belleville Licence") on October 25, 2019, which has subsequently been revoked. The Belleville Licence was initially a processor licence authorizing standard processing and sale of cannabis for medical purposes. The Belleville Licence was amended on May 29, 2020 to authorize the sale of dried and fresh cannabis, cannabis extracts, cannabis topicals and edible cannabis products. The Belleville Licence amendment also encompassed the expansion of the licensed area to include the beverage production area dedicated to the Company's Truss joint venture with Molson Coors Canada prior to it obtaining its own separate licensing. Following the previously announced decommissioning at the Belleville Facility and relocation of operations to the Gatineau facility and the Fenwick Facility, and at the Company's request, Health Canada amended the HEXO R&D Licence by removing the Belleville Facility effective June 15, 2022 and revoked the Belleville Licence effective July 22, 2022.

The Vaughan, Ontario facility (the “Vaughan Facility”) was previously licensed under the HEXO R&D License pursuant to an amendment to such license by Health Canada on August 27, 2020. The Vaughan Facility was the Company’s previously planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The Vaughan Facility included a sensory testing area and a complete commercial kitchen. On February 9, 2022, the Company concluded its research and development activities at the Vaughan Facility, which was vacated effective April 8, 2022, and terminated the lease with respect to that facility effective July 31, 2022. On June 15, 2022, Health Canada amended the HEXO R&D Licence by removing the Vaughan Facility.

The Company obtained six additional Health Canada licences through its acquisitions of Redecan and 48North respectively on August 30, 2021 and September 1, 2021. The three Redecan licences have been granted for the Fenwick Facility (the “Fenwick Licence”), the Hagersville Facility (the “Hagersville Licence”) and the Ridgeville Facility (the “Ridgeville Licence”). The Fenwick Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on September 25, 2020, and expires September 25, 2023. The Hagersville Licence covers standard cultivation, was issued October 7, 2021 and expires May 1, 2023. The Hagersville Licence was amended on October 7, 2021 to add indoor zones for the purpose of activities ancillary to cultivation. The Ridgeville Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on June 26, 2020, and expires June 26, 2023. Redecen received approval from Health Canada on April 12, 2022 for the addition to the Ridgeville Licence of storage activities to three supplemental rooms.

The three 48North licences were granted for the Sesekinika Facility (the "Sesekinika Licence"), the Good House Facility (the "Good House Licence") and the Good Farm Facility (the "Good Farm Licence"), all of which have been subsequently revoked. The Sesekinika Licence covered standard cultivation, standard processing and sale for medical purposes and was issued on August 10, 2021. The Good House Licence covered standard cultivation, standard processing and sale for medical purposes and was issued on October 5, 2021. Following completion on January 31, 2022 of the previously announced decommissioning of the Good Farm Facility and the Sesekinika Facility, the Good Farm Licence and the Sesekinika Licence were revoked by Health Canada at the Company's request effective February 4, 2022 and February 11, 2022, respectively. The Good Farm Licence covered standard cultivation and was issued on September 11, 2020. The Good House Licence was revoked by Health Canada at the Company's request effective February 4, 2022 and the Good House Facility was disposed of on March 21, 2022.

Supply Channels

As the first licenced producer based in Québec, the Company’s initial focus was on building a leadership position in Québec for supplying its legalized adult-use market. In April 2018, the Company entered into a commercial agreement with the Société des alcools du Québec (the “SAQ”) to be the preferred supplier of cannabis products for the Québec market for the first five years post-legalization of the adult use market, with an option to extend the term for an additional year. Under the agreement, the Company was slated to supply 20,000 kg of products in the first year of the agreement and expected to supply 35,000 kg in the second year and 45,000 kg in the third. The volumes for the final two years of the agreement were to be established based on performance and forecasting in the third year. The supply arrangement covers the full range of the Company’s products and brands, from flowers to cannabis oil. While the Company did not achieve the expected sales during the first three years of the agreement, it remains a preferred supplier of the Société québécoise du cannabis (“SQDC”) with an approximately 11% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. Based on the Company’s belief that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted, by amendment effective on January 17, 2020, the Company contractually relieved the SQDC of any obligation to purchase the full outstanding commitment. While the Company did not achieve the expected volumes for the first three years, it met its goal of achieving a strong market share in Québec and has remained a preferred supplier to the SQDC since then.

While the Company continues to strive towards maximizing its annual sales with the SQDC, as of the date of this AIF, based on current market conditions which include but are not limited to, fewer brick and mortar SQDC stores than originally scheduled for initial rollout (with 90 retail locations throughout the province as the date of this AIF and the SQDC targeting 100 stores by the month of March 2023) and evolving and more restrictive provincial regulation over cannabis consumption, the Company did not achieve the previously anticipated 45,000 kg in the third year of legalization under its contract with the SQDC. As previously disclosed by the Company, this amount is a non-binding target and there are no requirements for the SQDC to purchase this amount. Until there is greater clarity and stability of market conditions, it is difficult for the Company to predict with any degree of certainty what sales levels may be expected or achieved in the fourth and fifth years under its contract with the SQDC, even more so where volumes are to be established on the basis of performance and forecasting in the third year. In any event, the Company remains a preferred supplier of the SQDC as it continues to expand its product offerings and achieve maximum sales based on the demands of consumers, maintain market leadership and the current and evolving market. The Company currently supplies the SQDC with HEXO, HEXO Plus, and Original Stash products as well as Truss beverage products through Truss.

Having established a strong position in Québec, the Company has continuously focused on expanding its supply channels for the legalized adult-use market within both public and private sector channels across Canada. The Company has supply agreements with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and the Newfoundland and Labrador Liquor Corporation, as well as further supply agreements and arrangements with the Yukon Liquor Commission and the Manitoba Liquor and Lotteries Corporation. As of the date of this AIF, HEXO has established supply channels within ten provinces and two territories through supply agreements and arrangements with the government-run and/or private retailers.

Newstrike Acquisition

On May 24, 2019, the Company acquired all of the issued and outstanding shares of Newstrike in exchange for Common Shares through a plan of arrangement. Newstrike was the parent company of Up Cannabis, a Canadian-licensed producer of medical and recreational cannabis. As a result of the Newstrike acquisition: (i) Newstrike became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Newstrike and its subsidiaries became indirectly held by HEXO; (ii) the Company acquired certain material supply agreements and arrangements, including with the Alberta Gaming and Liquor Commission, the Ontario Cannabis Retail Corporation, the British Columbia Liquor Distribution Branch and Cannabis N.-B. Ltée / Cannabis NB Ltd.; (iii) the Company acquired Newstrike's facilities in Niagara and Brantford, Ontario; and (iv) the Company acquired a 60% interest in Neal Up Brands Inc. ("Neal Up Brands"), a joint venture with Neal Brothers Inc. to create a co-branded specialty food products company to develop, market and sell cannabis edibles.

Prior to the completion of the Newstrike acquisition, Newstrike had outstanding a class of warrants to purchase Newstrike common shares which were listed for trading on the TSX Venture Exchange (the "TSXV") under the symbol "HIP.WT.A" and which expire on June 19, 2023 (the "Listed Newstrike Warrants"). The Listed Newstrike Warrants continue to trade on the TSXV under the same symbol until the earliest to occur of their exercise, expiry or delisting, and are now exercisable for Common Shares based on the exchange ratio under the transaction.

The Newstrike acquisition constituted a "significant acquisition" for the Company under the significance tests set out in Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"). As a result, the Company filed a business acquisition report in respect of the acquisition on August 7, 2019, and amended and restated business acquisition reports on September 25, 2019 and October 9, 2019. The reports are available under the Company's profile on SEDAR at www.sedar.com.

Newstrike, together with its subsidiaries and certain other entities affiliated with HEXO, was amalgamated into HEXO Operations effective August 1, 2019. In addition, the Company subsequently sold Newstrike's Niagara facility in June 2020 after concluding that its production capacity was no longer required following a strategic review of its cultivation assets in March 2020. Finally, as discussed elsewhere in this AIF, operations at the Brantford Facility were terminated effective September 15, 2022.

Please see "General Development of the Business - Three Year History - Health Canada Licenses" of this AIF for additional information regarding the licences acquired as part of the Newstrike acquisition.

Zenabis Acquisition and CCAA Filing

On June 1, 2021, the Company acquired all of the issued and outstanding shares of Zenabis in exchange for Common Shares through a plan of arrangement. On June 17, 2022, the Company acknowledged that the Zenabis Group filed a petition with the CCAA Court for protection under the CCAA in order to restructure their business and financial affairs. The CCAA Petition was limited to the Zenabis Group and neither the Company nor any of its subsidiaries, other than the members of the Zenabis Group, were petitioners or parties to the CCAA Proceedings. The Company was informed that, on October 31, 2022, a subsidiary of SNDL Inc. acquired certain assets and shares of the members of the Zenabis Group and, as of such date, the Company no longer has any direct or indirect shareholdings in or corporate affiliation with the Zenabis Group.

Redecan Acquisition

On August 31, 2021, the Company acquired all of the outstanding shares of Redecan for a purchase price of $925.0 million payable in cash and Common Shares. Redecan was Canada's largest privately-owned licensed producer, with leading market share across a number of categories, co-founded by Pete Montour, Will Montour and Richard Redekop. With the co-founders having over 30 years' experience in agriculture, Redecan's proprietary growing methods are one-of-a-kind and are continually refined through the use of advanced technologies. As a result of the Redecan acquisition: (i) Redecan became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of Redecan and its subsidiaries became indirectly held by HEXO, and (ii) the Company acquired Redecan's Fenwick Facility, Hagersville Facility and Ridgeville Facility.

Under the terms of the share purchase agreement for the acquisition (the "Redecan Share Purchase Agreement"), the $925.0 million purchase price was paid to the Redecan shareholders through $400.0 million in cash and $525.0 million in Common Shares issued at a price of $7.53 per share, representing the five trading day-period volume-weighted average price of the Common Shares on the Toronto Stock Exchange (the "TSX") as of the close of Canadian markets on May 27, 2021, for 69,721,115 Common Shares. In addition to restrictions under applicable securities laws, resale of these consideration shares by the Redecan shareholders is restricted by a 24-month contractual hold period during which, subject to certain exceptions, each Redecan shareholder is entitled to sell a maximum of 1/24th of the initial amount of such Redecan shareholder's consideration shares received. Furthermore, the Redecan shareholders have agreed to be bound by customary standstill provisions for an 18-month period, during which such shareholders have agreed to support HEXO's management and Board of Directors.

In connection with the closing of the Redecan acquisition, the Company entered into an investor rights agreement (the "Investor Rights Agreement") with certain Redecan shareholders to provide for certain customary governance rights, including limited demand and piggyback registration rights. The Redecan shareholders are also bound by customary non-competition and non-solicitation covenants in favour of HEXO and Redecan following the closing of the acquisition.

Pursuant to the terms of the Redecan Share Purchase Agreement and the Investor Rights Agreement, Peter James Montour was appointed a director of the Company effective September 1, 2021.

The Redecan acquisition was an arm's length transaction and was not with an "informed person" (as such term is defined in Section 1.1 of NI 51-102), associate or affiliate of HEXO.

The Redecan acquisition constituted a "significant acquisition" for the Company under the significance tests set out in Part 8 of NI 51-102. As a result, the Company filed a business acquisition report in respect the acquisition on September 24, 2021. The report is available under the Company's profile on SEDAR at www.sedar.com.

Redecan has two direct wholly-owned subsidiaries (and no other subsidiaries), 5054220 Ontario Inc. ("505Inc") and 9037136 Canada Inc. ("903Inc"). Redecan primarily operates its cannabis business through 903Inc, which operates the greenhouse Fenwick Facility, the cultivation and processing Hagersville Facility and the cultivation Ridgeville Facility, all of which are owned by 505Inc.

Please see "General Development of the Business - Three Year History - Health Canada Licenses" of this AIF for additional information regarding the licences acquired as part of the Redecan acquisition.

The following chart illustrates, as of the date of this AIF, Redecan's corporate structure and provides the name and jurisdiction of incorporation of its subsidiaries, both of which are wholly-owned by Redecan:

48North Acquisition

On September 1, 2021, the Company acquired all of the issued and outstanding shares of 48North in exchange for Common Shares through a plan of arrangement. In addition, all warrants, stock options and other incentive securities of 48North became subject to adjustment in accordance with their terms to ultimately become exercisable to receive Common Shares based on the exchange ratio under the transaction. As a result, the Company issued 5,352,005 Common Shares to the former shareholders of 48North and reserved an additional 1,745,805 Common Shares for issuance upon exercise of warrants and stock options and other incentive securities of 48North. As a result of the 48North acquisition: (i) 48North became a wholly-owned subsidiary of HEXO, as a result of which all of the property and assets of 48North and its subsidiaries became indirectly held by HEXO and (ii) the Company acquired 48North's Sesekinika Facility, Good House Facility and Good Farm Facility.

Prior to the completion of the 48North acquisition, 48North had outstanding a class of warrants to purchase 48North common shares which were listed for trading on the TSXV under the trading symbol "NRTH.WT" and which expire on April 22, 2024 (the "Listed 48North Warrants"). The Listed 48North Warrants have been transferred to trade on the TSX under the symbol "HEXO.WT.A" until the earliest to occur of their exercise, expiry or delisting, and are now exercisable for Common Shares based on the exchange ratio under the transaction.

48North has two wholly owned, direct, subsidiaries, 48North Amalco Ltd. ("Amalco") and Good & Green Cannabis Corp. ("G&G Holdco") and previously operated its cannabis business through two, indirect, wholly-owned subsidiaries, DelShen Therapeutics Corp. ("DelShen") and Good & Green Corp. ("G&G") both of which were previously licenced under the Cannabis Act. DelShen was previoulsy licensed to produce, sell and extract cannabis products (including cannabis oil products, oil extracts, topicals and edible cannabis products) pursuant to the Cannabis Act at DelShen's indoor cannabis production facility (the "Sesekinika Facility"), located near Kirkland Lake, Ontario. G&G was licensed to produce cannabis pursuant to the Cannabis Act at G&G's indoor cannabis production facility located in Brantford, Ontario (the "Good House Facility") and at G&G's outdoor cannabis production facility located in Brant County, Ontario ("Good Farm Facility").

Please see "General Development of the Business - Three Year History - Health Canada Licenses" of this AIF for additional information regarding the licences acquired as part of the 48North acquisition.

The following chart illustrates, as of the date of this AIF, 48North's corporate structure and provides the name and jurisdiction of incorporation of its subsidiaries, all of which are wholly-owned by 48North:

The 48North acquisition was not considered a significant acquisition under the significance tests set out in Part 8 of NI 51-102.

Joint Ventures and Strategic Investments

Keystone Isolation Technologies Inc.

On July 19, 2018, HEXO formed the joint venture Keystone Isolation Technologies Inc. ("KIT") with Chroma Global Technologies Inc. ("Chroma") to carry on a cannabis extraction business applying Chroma's chromatography extraction solutions to carry out cannabis and hemp extraction on an industrial scale. Following a thorough assessment by the Company of its current and future operational needs and a further reassessment of certain aspects of its growth strategy, the Company informed Chroma of its intention to dispose of its interest in KIT as part of its continued effort of refocusing its capital and resources to leverage the Company's existing assets and operations. Effective June 22, 2022, the joint venture was terminated. The Company transferred its shares in KIT to Chroma for a nominal amount and regained full ownership at no cost of transformation and production equipment previously contributed contractually to KIT.

Belleville Complex Inc.

On September 10, 2018, HEXO announced the acquisition of a minority interest in a 2,004,000 sq. ft. facility in Belleville, Ontario. In addition to initially leasing approximately 579,000 sq. ft. of space in the building under a long-term lease, HEXO acquired a 25% interest in Belleville Complex from Olegna Holdings Inc. ("Olegna"), effective October 30, 2018.

Effective January 18, 2022, as a result of the ongoing review of its manufacturing and production costs, the Company sold its 25% interest in Belleville Complex to Olegna, for approximately $10.1 million. The proceeds were used to repay the Senior Secured Convertible Note (as hereinafter defined), as required under its terms. The sale of the Company's interest in Belleville Complex to Olegna was a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") because Olegna is majority owned and controlled by Mr. Vincent Chiara, a director of HEXO. The Company relied on applicable exemptions from the minority approval and valuation requirements of MI 61-101 on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of HEXO's market capitalization. The sale price for the Company's interest in Belleville Complex was determined by an arm's length third party appraisal.

On April 21, 2022, the Company announced the transitioning of operations conducted at the Belleville Facility to other sites to streamline operations and capitalize on efficiencies. Please refer to the section “Three Year History – Facilities – Belleville, Ontario” above in this AIF for further information regarding such transition.

Molson Coors Canada - Truss

On August 1, 2018, HEXO and Molson Coors Canada, the Canadian business unit of Molson Coors Beverage Company (NYSE: TAP; TSX: TPX), entered into an agreement to form a joint venture to pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following adult-use legalization. The transaction was subsequently completed on October 5, 2018. Under the transaction, HEXO and Molson Coors Canada formed Truss, in which the Company holds a 42.5% interest, while Molson Coors Canada holds the remaining 57.5% interest. Truss has an independent management team led by Dave Schlosser, in the role of President and Chief Executive Officer, and a five-member Board of Directors comprised of Peter Marino, Chair of the Board of Directors for Truss, Frederic Landtmeters, President and CEO of Molson Coors Canada, Chantalle Butler, Chief Financial Officer of Molson Coors Canada, Mark Attanasio, Executive Chairman and director of HEXO, and Vincent Chiara, a director of HEXO.

In connection with the closing of the transaction, HEXO issued 11,500,000 common share purchase warrants to an affiliate of Molson Coors Canada, each of was exercisable to acquire one Common Share for a period of three years at an exercise price of $6.00 per share. All such common share purchase warrants remained unexercised and expired on October 5, 2021.

Subsequent to the end of the Company’s fiscal year ended July 31, 2022, as a result of the ongoing assessment of its current and future operational needs and the redirection of its product and market growth strategy, the Company is exploring its options regarding the future of its investment in Truss.

HEXO MED

On September 26, 2018, HEXO announced plans to enter into a joint venture with the Greek company QNBS P.C. (formerly Qannabos) ("QNBS") to establish a Eurozone processing, production and distribution centre in Greece to capitalize on medical cannabis markets. HEXO's plan to establish operations in Greece marked the Company's first foray into the European cannabis market. The move was intended to provide the Company with a presence in Europe with the expectation of supplying a full suite of brands in France, the United Kingdom, and other European markets once regulations permitted. The agreement between HEXO and QNBS planned for the development of 350,000 sq. ft. of licenced infrastructure that would be used for manufacturing, processing and distribution of medical cannabis products, powered by HEXO, destined for the European market.

The transaction was subsequently completed on October 30, 2018. Under the transaction, HEXO and QNBS formed a stand-alone entity named HEXO MED S.A. ("HEXO MED"). The Company initially held a 33.3% interest in HEXO MED, while QNBS held the remaining 66.4% interest, but subsequently increased its ownership to 51% through an additional investment in HEXO MED in the amount of €500,000 completed in September 2019.

HEXO MED received its European medical cannabis license in June 2019. Following a thorough assessment by the Company of its future capital needs and obligations, the Company advised HEXO MED and QNBS in early 2020 that any further funding from the Company had been placed on hold, following which HEXO MED sought independent financing for the commencement of its business plan. Subsequent to the 2020 fiscal year end, and following further reassessment of aspects of the business plan for HEXO MED, the Company and QNBS agreed that they would part ways with one another, with HEXO disposing of its interest in HEXO MED in a continued effort to refocus its capital, resources and efforts towards the immediate Canadian cannabis market. Effective October 28, 2020, the joint venture was terminated and the Company transferred its shares in HEXO MED to QNBS for a nominal amount.

Molson Coors - Truss CBD USA

On April 15, 2020, Molson Coors Beverage Company and the Company announced the formation of the Truss CBD USA joint venture to explore opportunities for non-alcohol hemp-derived CBD beverages in Colorado. Established in Colorado, Truss CBD USA is majority owned by Molson Coors Beverage Company and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production and distribution for Truss CBD USA is kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages. The Truss CBD USA joint venture and HEXO's activities in relation to it are conducted in accordance with all applicable laws.

On October 6, 2021, Truss CBD USA announced the expansion of Veryvell, a line of hemp-derived CBD and adaptogen beverages. Following a successful Colorado launch in 2020, Truss CBD USA began offering Veryvell semi-nationally in 17 states. Residents in the states of Alaska, Arkansas, Colorado, Connecticut, Florida, Iowa, Kentucky, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Texas, Vermont, Virginia, and West Virginia can get Veryvell delivered right to their door via direct-to-consumer online purchase. Truss CBD USA is now present across select grocery markets within Colorado and offers products in an additional 25 states.

The Company does not currently have and is not in the process of developing marijuana-related activities in the United States, even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a "U.S. Marijuana Issuer" within the meaning set forth in CSA Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities.

Neal Up Brands

As a result of the Newstrike acquisition, the Company acquired a 60% interest in the Neal Up Brands joint venture with Neal Brothers Inc. On May 8, 2020, the Company and Neal Brothers Inc. agreed to wind up Neal Up Brands. The remaining assets in Neal Up Brands, consisting of initial investments of $1.5 million and $1.0 million respectively, were subsequently distributed to the Company and Neal Brothers Inc. Neal Up Brands was effectively dissolved on January 18, 2022.

Keystone Isolation Technologies USA LLC

On March 16, 2021, through HEXO USA, the Company established Keystone Isolation Technologies USA LLC ("KIT USA"), a limited liability company formed under the laws of Delaware. KIT USA was initially established for the purpose of the planned joint venture with Chroma to leverage the technology developed by KIT for its U.S. expansion plans. As initially contemplated, KIT USA would have allowed for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. Following a thorough assessment by the Company of its current and future operational needs and a further reassessment of certain aspects of its growth strategy, the Company decided to dissolve KIT USA, which was completed on April 18, 2022.

Financing Activities

The Company has completed several equity and debt financings since inception. Significant financing activities over the last three fiscal years have included those noted below.

December 2019 Private Placement of Convertible Debentures

On December 5, 2019, the Company completed a non-brokered private placement of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “2019 Debentures”) for aggregate gross proceeds of $70.0 million (the “2019 Debenture Private Placement”). The 2019 Debentures are convertible into Common Shares at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share ($3.16 per share at the time of issuance of the 2019 Debentures, and adjusted for the subsequent consolidation of all of the Company’s issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the “2020 Share Consolidation”) on December 17, 2020) (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding 2019 Debentures at the Conversion Price at any time prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the Common Shares is greater than $30.00 ($7.50 at the time of issuance of the 2019 Debentures, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for any 15 consecutive trading days. At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the 2019 Debentures, plus accrued and unpaid interest.

On maturity, the holders of the 2019 Debentures have the right to require the Company to repay any principal amount of their 2019 Debentures through the issuance of Common Shares in satisfaction of such amounts at a price equal to the volume weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any Common Shares where: (i) the number of Common Shares issuable would exceed 25% of the number of Common Shares outstanding prior to the closing date of the 2019 Debenture Private Placement; or (ii) the number of Common Shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the closing date of the 2019 Debenture Private Placement.

December 2019 Registered Direct Offering

On December 31, 2019, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$25.0 million, under which the Company sold 14,970,062 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 7,485,032 common share purchase warrants (all on a pre-2020 Share Consolidation basis). Each warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$9.80 per share (US$2.45 at the time of issuance of the warrants, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for a period of five years.

January 2020 Registered Direct Offering

On January 22, 2020, the Company completed a registered direct offering of Common Shares with certain U.S. institutional investors for aggregate gross proceeds of US$20.0 million, under which the Company sold 11,976,048 Common Shares to the investors at a price of US$1.67 per share, and also issued to the investors 5,988,024 common share purchase warrants (all on a pre-2020 Share Consolidation basis). Each warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$9.80 per share (US$2.45 at the time of issuance of the warrants, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for a period of five years from issuance.

April 2020 Public Offering

On April 13, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $46,046,000, under which the Company sold 59,800,000 units at a price of $0.77 per unit, including 7,800,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the offering (on a pre-2020 Share Consolidation basis). Each unit consisted of one Common Share and one common share purchase warrant (an "April 2020 Warrant"). Each April 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $3.84 per share ($0.96 at the time of issuance of the warrants, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for a period of five years from issuance.

May 2020 Public Offering

On May 21, 2020, the Company completed an underwritten public offering for aggregate gross proceeds of $57,546,000, under which the Company sold 63,940,000 units at a price of $0.90 per unit, including 8,340,000 units sold on the exercise in full of an over-allotment option granted to the underwriters for the offering (on a pre-2020 Share Consolidation basis). Each unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "May 2020 Warrant"). Each May 2020 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of $4.20 per share ($1.05 at the time of issuance of the warrants, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for a period of five years.

June 2020 Early Conversion of Certain Debentures

On June 10, 2020 and June 30, 2020, the Company completed an early conversion option transaction (the “Early Conversion Option”) in respect of the 2019 Debentures issued under the 2019 Debenture Private Placement in two closings, whereby $29,860,000 aggregate principal amount of the 2019 Debentures was voluntarily converted by the holders of the 2019 Debentures into an aggregate of 37,325,000 units of the Company (the “Conversion Units”) at a price of $0.80 per Conversion Unit (all on a pre-2020 Share Consolidation basis). Each Conversion Unit consisted of one Common Share (a “Conversion Share”) and one-half of one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant is exercisable by the holder to purchase one Common Share (a “Conversion Warrant Share”) at an exercise price of $4.00 per share ($1.00 at the time of issuance of the warrants, and adjusted for the subsequent 2020 Share Consolidation on December 17, 2020) for a period of three years from issuance.

The Early Conversion Option was offered to all holders of the Company's $70.0 million aggregate principal amount of Debentures (the "Debentureholders") in May 2020, subject to acceptance by Debentureholders holding a minimum of $20.0 million aggregate principal amount of the Debentures and a limit of $30.0 million aggregate principal amount of the Debentures being converted (with pro rata conversion in the event that Debentureholders owning more than this amount elected to participate in the Early Conversion Option).

The Early Conversion Option did not affect the rights of those Debentureholders who did not accept it. Debentureholders who did not participate in the Early Conversion Option were not entitled to the benefit of the Early Conversion Option, did not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and retained their full existing rights under the Debentures including their existing conversion rights.

The Conversion Shares were issued subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares were issued subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws.

June 2020 At-The-Market Offering Program

On June 16, 2020, the Company established an at-the-market equity program (the "2020 ATM Program") allowing it to issue and sell up to $34,500,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company's discretion, through the facilities of the TSX, the New York Stock Exchange (the "NYSE") or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

On August 13, 2020, the Company announced that it had completed the 2020 ATM Program. Under the 2020 ATM Program, the Company sold an aggregate of 33,921,979 Common Shares between June 18, 2020 and July 31, 2020 (all on a pre-2020 Share Consolidation basis). The Common Shares were sold at prevailing market prices for gross proceeds of $17.3 million for Canadian sales and US$12.8 million for U.S. sales, or total gross proceeds of approximately C$34.5 million after applying applicable US$-C$ exchange rates.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance in the amount of approximately $28.9 million on its syndicated credit facility entered into in February 2019 with certain Canadian chartered banks, which had provided the Company up to $65.0 million in secured debt financing which was used by the Company to partially fund the expansion of the Gatineau facility as well as retrofitting and leasehold improvement activity at the Belleville facility.

May 2021 At-The-Market Offering Program

On May 11, 2021, the Company established an at-the-market equity program (the "2021 ATM Program") allowing it to issue and sell up to $150 million (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company's discretion, through the facilities of the TSX, the NYSE or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale, pursuant to the equity distribution agreement dated May 11, 2021 (the "2021 ATM Agreement") between the Company and BMO Nesbitt Burns Inc. as Canadian agent and A.G.P./Alliance Global Partners and BMO Capital Markets Corp. as United States agents.

The 2021 ATM Program and the 2021 ATM Agreement were terminated by the Company effective April 11, 2022 in order to proceed with the 2022 ATM Program (as hereinafter defined) with the 2022 ATM Agents (as hereinafter defined). Under the 2021 ATM Program, the Company sold a total of 30,664,043 Common Shares. The Common Shares were sold at prevailing market prices for gross proceeds of $74,835,512.

Registered Direct Offering of US$360 Million Senior Secured Convertible Note

On May 27, 2021, the Company completed the issue and sale (the "Secured Note Financing") of a US$360.0 million aggregate principal amount senior secured convertible note (the "Senior Secured Convertible Note") directly to a U.S. institutional purchaser, HT MA Investments LLC, and certain of its affiliates or related funds (the "Former Secured Noteholder"). The Senior Secured Convertible Note was sold at a purchase price of US$327.6 million, or approximately 91.0% of its original principal amount.

Acquisition of Senior Secured Convertible Note by Tilray

On July 12, 2022 (the "Transaction Closing Date"), pursuant to a note transaction agreement dated April 11, 2022 (the "Note Transaction Agreement") and amended pursuant to an amending agreement dated June 14, 2022 between HEXO, Tilray (the "Current Secured Noteholder") and the Former Secured Noteholder, the terms of the outstanding Senior Secured Convertible Note were amended and restated (as amended and restated, the "Amended Note"). The Amended Note was immediately thereafter assigned to the Current Secured Noteholder pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the "Assignment and Assumption Agreement", and together with the Note Transaction Agreement and the Amended Note, the "Note Transaction"). The Company's shareholders approved certain matters relating to the Note Transaction on July 4, 2022.

Upon closing of the Note Transaction, the Current Secured Noteholder acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Amended Note. The purchase price paid by the Current Secured Noteholder to the Former Secured Noteholder for the Amended Note was US$155 million, reflecting a 10.8% discount on the outstanding principal amount. As consideration for the Amended Note, HEXO issued 56,100,000 Common Shares and 11,674,266 rights exercisable for Common Shares to the Former Secured Noteholder, representing (x) 12% of the outstanding principal of the Amended Note at the Transaction Closing Date, divided by (y) $0.40. HEXO did not receive any proceeds as a result of the Current Secured Noteholder's purchase of the Amended Note from the Former Secured Noteholder. Pursuant to the Note Transaction Agreement, the Current Secured Noteholder nominated Denise Faltischek and Roger Savell to HEXO's Board of Directors. The Current Secured Noteholder is also entitled to an observer on HEXO's Board of Directors.

The Amended Note will mature on May 1, 2026 (the "Maturity Date"). On the Maturity Date, the Company will pay the Current Secured Noteholder an amount in cash equal to the then-outstanding principal amount of the Amended Note plus any accrued and unpaid interest thereon.

Interest will accrue on the principal amount from the Transaction Closing Date, as well as on all overdue amounts outstanding, at the fixed rate of 5% per annum, calculated daily, and be payable by the Company to the Current Secured Noteholder semi-annually on the last Business Day of each of June and December (commencing June 2022) (each, an "Interest Payment Date"), as well as on maturity, default and judgment.

During the period commencing on the Transaction Closing Date and ending one year thereafter, the Company will pay interest on the Amended Note in cash. Thereafter, until the Maturity Date, in the event that the Company is not in compliance with the minimum liquidity covenant contained in the Amended Note as of any Interest Payment Date, the Company will be entitled to elect to add the amount of the interest to the principal amount on each such Interest Payment Date.

Subject to certain limitations, the principal amount of the Amended Note is convertible into Common Shares at the option of the Current Secured Noteholder at any time prior to the second scheduled trading day prior to the Maturity Date. If converted, a number of Common Shares equal to the Conversion Rate (as hereinafter defined) in effect on the date of conversion will be issued to the Current Secured Noteholder to satisfy the outstanding principal amount of the Amended Note. The "Conversion Rate" means the number of Common Shares equal to US$1,000 divided by the USD equivalent of $0.40 as determined the day before execution per US$1,000 principal amount of the Amended Note, as subject to adjustment.

If the Amended Note is converted by the Current Secured Noteholder, the accrued but unpaid interest may be converted into Common Shares valued at the Market Stock Payment Price (as defined in the Amended Note) at the election of the Company if the Equity Conditions (as defined in the Amended Note) are satisfied. If the Company elects to make such payment in Common Shares, the Common Shares will be issued at a price equal to the Market Stock Payment Price.

Under the Amended Note, the Company is not able to redeem all or any portion of the Amended Note without the prior written consent of the Current Secured Noteholder. Additionally, the proceeds received by the Company from the sale of certain assets or insurance claims are required to be applied to the outstanding balance of the principal amount of the Amended Note.

In the event of any Fundamental Change (as defined in the Amended Note), the Current Secured Noteholder will have the right to require the Company to repurchase the Amended Note (or any portion thereof) at a price equal to the greater of: (a) 105% of the then outstanding principal amount of the Amended Note (or portion thereof) to be repurchased, plus any accrued and unpaid interest on the Amended Note; and (b) 105% of the product of (i) the Conversion Rate in effect as of the trading day immediately preceding the effective date of such Fundamental Change, (ii) the principal amount of the Amended Note (or portion thereof) to be repurchased divided by US$1,000, and (iii) the highest daily volume-weighted average price per Common Share occurring during the 30 consecutive trading days ending on, and including, the day immediately before the effective date of such Fundamental Change.

Upon certain issuances by the Company of equity securities upon (i) the exercise, conversion or exchange of convertible securities under the Company's equity-based compensation plans or (ii) the distribution of Common Shares under the Equity Purchase Agreement or the Company's at-the-market distribution program (collectively, "Excluded Issuances"), the Current Secured Noteholder will have a "top-up" right to subscribe for additional equity securities issued by the Company in order to maintain its pro rata equity ownership position in the Company. In such circumstances, the Current Secured Noteholder will have the right to subscribe for additional equity securities on the same terms as such securities were offered by the Company to other subscribers.

In connection with certain distributions of the Company's securities (other than Excluded Issuances), the Current Secured Noteholder will have a pre-emptive right to subscribe for a number of such securities on a pro rata basis on the same terms and conditions as all other participants in such distribution.

Concurrently with the closing of the Note Transaction, HEXO and the Current Secured Noteholder also finalized and entered into various commercial agreements (collectively, the "Commercial Agreements") covering the following key areas:

• Co-Manufacturing: HEXO and the Current Secured Noteholder have agreed to complete certain production and processing as a third party manufacturer of products for the other. The co-manufacturing agreement entered into by HEXO and the Current Secured Noteholder initially contemplates the manufacturing of VCone Pre-rolls in bulk format by the Current Secured Noteholder for HEXO, using production equipment supplied by HEXO, and the manufacturing of gummies and straight edge pre-rolls by HEXO for the Current Secured Noteholder.

• International Sales: HEXO and the Current Secured Noteholder have agreed to leverage the Current Secured Noteholder's existing facility in Portugal and will negotiate a mutually agreeable international supply agreement providing for the transfer by HEXO to the Current Secured Noteholder of HEXO's customers in certain international markets, to the extent legally permitted, and in certain circumstances, HEXO will source and purchase all of its cannabis products for international markets, excluding Canada and the United States, exclusively from the Current Secured Noteholder.

• Procurement and Cost Savings: HEXO and the Current Secured Noteholder have executed a procurement and cost savings agreement to identify and take advantage of cost savings in their respective businesses. Under the agreement, the parties will share certain services to achieve efficiencies and savings, including administrative services, third party commercial services, procurement and internal distribution services. The agreement creates an Efficiencies Committee, reflecting joint and equal representation from both companies, to periodically identify additional cost savings and shared cost opportunities that can be realized in their respective operations. As part of these initiatives, the parties have agreed to share in the resulting cost savings realized from HEXO's Belleville facility, with HEXO paying the Current Secured Noteholder a one-time US$10 million dollar fee for such shared savings.

• Advisory Services and Monthly Fee: Under an advisory services agreement, the Current Secured Noteholder will provide HEXO with certain advisory services on an "as needed basis" in the areas of investor relations, internal audit, company marketing and market positioning. HEXO has agreed to pay the Current Secured Noteholder a monthly fee of US$1.5 million for these advisory services.

The full text of the Note Transaction Agreement, Assignment and Assumption Agreement and form of Amended Note have been filed under the Company's profile on SEDAR at www.sedar.com.

August 2021 Public Offering

On August 24, 2021, the Company completed an underwritten public offering for aggregate gross proceeds of US$144,786,070.80 (the "August 2021 Offering"). Under the August 2021 Offering, the Company sold 49,080,024 units at a price of US$2.95 per unit, including 1,622,396 units sold on the exercise in full of an over-allotment option granted to the underwriters for the August 2021 Offering, with each unit consisting of one Common Share and one-half of one common share purchase warrant (each whole warrant, an "August 2021 Warrant"). Each August 2021 Warrant is exercisable by the holder to purchase one Common Share at an exercise price of US$3.45 per share for a period of five years.

Equity Line Standby Commitment

On April 12, 2022, the Company announced that it had entered into a definitive agreement (the "Standby Agreement") with an affiliate of KAOS Capital (the "Standby Party") to provide a $180 million equity line to the Company. The Standby Agreement permits HEXO to demand that the Standby Party subscribe for an aggregate of $5 million of Common Shares per month over a period of 36 months for aggregate proceeds of up to $180 million over the term of the Standby Agreement (the "Standby Commitment").

The Common Shares to be issued under the Standby Commitment (the "Stand-By Commitment Shares") will be issued at a 7% discount to the 20-day volume weighted average price of the Common Shares on the TSX at the time the demand is made. It is expected that the Common Shares issued to the Standby Party upon each draw will be freely tradeable under applicable securities law. The Company will use the proceeds from the Standby Commitment to fund interest payments under the Amended Note, to fund one or more pre-payments of such Amended Note, as such Amended Note may be amended from time to time, and for general corporate and working capital purposes.

In consideration for providing the Standby Commitment, the Company issued to the Standby Party as a commitment fee 7,557,711 Common Shares (the "Initial Commitment Fee Shares"), which, based on the closing price of the Common Shares of $0.72 on the TSX on the date prior to the execution of the Standby Agreement, represents approximately a 3% commitment fee. Such Common Shares were subject to a four month and one day transfer restriction in accordance with applicable Canadian securities laws, which restriction period expired on September 13, 2022.

On June 14, 2022, the Company announced that, in view of the Company's then current share price, the Standby Party had formally agreed, for a period of three months, to reduce the minimum price condition included in the Standby Agreement from the CAD$0.30 to CAD$0.10 per share. This would ensure the Company may, during such three months period, draw upon the Standby Commitment even if its share price were to fall below CAD$0.30 per share. In addition, the Standby Party agreed to allow the Company to commence the process of drawing upon the Standby Commitment immediately following receipt of necessary regulatory approvals without having to wait until the first five trading days of the next calendar month as previously contemplated by the Standby Agreement. Subsequent draws will continue to be available only during the first five trading days of any month during the term of the Standby Commitment. The Company was not required to pay the Standby Party any additional consideration in connection with these amendments to the Standby Agreement.

Approvals from the TSX and the Company's shareholders and the exemptive relief order from the Autorité des Marchés Financiers and each of the securities regulatory authority in each of the other provinces and territories of Canada were received by the Company respectively on May 13, 2022, on June 14, 2022 and on August 19, 2022. As at the date of this AIF, the prospectus supplement qualifying the Stand-By Commitment Shares had not been filed and the Standby Commitment had therefore not been drawn upon.

May 2022 At-The-Market Offering Program

On May 2, 2022, the Company established an at-the-market equity program (the "2022 ATM Program") allowing it to issue and sell up to US$40 million of Common Shares from treasury to the public, from time to time, at the Company's discretion, through the facilities of the TSX, the Nasdaq Capital Market ("Nasdaq") or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale, pursuant to the equity distribution agreement dated May 2, 2022 between the Company and Canaccord Genuity Corp. as Canadian agents and Canaccord Genuity LLC. as United States agent (the "2022 ATM Agents"). As at the date of this AIF, no Common Shares had been issued and sold under the 2022 ATM Program.

Nasdaq Listing and Share Consolidation

The Common Shares are listed for trading on the TSX and the Nasdaq. In order to maintain the listing of the Common Shares on the Nasdaq, the Company must comply with the Nasdaq's continued listing standard which stipulates that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the "Minimum Share Price Listing Standard").

Starting on December 1, 2021, the Company began experiencing trading days when its Common Shares traded below US$1.00. On January 25, 2022, the Company was notified by the Nasdaq that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Standard. The Nasdaq notice provided that the Company had 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Standard. The Company's deadline for regaining compliance with the Minimum Share Price Listing Standard was July 25, 2022 (the "Initial Cure Deadline"). On July 26, 2022, with the Company not having regained compliance by the Initial Cure Deadline, the Company received an extension of 180 calendar days to regain compliance with the Minimum Share Price Listing Standard (the "Supplemental Cure Period"). The Nasdaq determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq with the exception of the Minimum Share Price Listing Standard, and the Company's written notice of its intention to cure the deficiency during the Supplemental Cure Period by effecting a share consolidation, if necessary.

As a result of the extension, the Company now has until January 23, 2023 to regain compliance with the Minimum Share Price Listing Standard. If at any time before January 23, 2023, the bid price of the Common Shares closes at or above US$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written notification to the Company that it has achieved compliance with the Minimum Share Price Listing Standard.

In order to be able to regain compliance with the Minimum Share Price Listing Standard if the trading price of the Common Shares does not increase above US$1.00, the Company sought and obtained shareholder approval at the Company's annual and special meeting of shareholders held on March 8, 2022 to consolidate (or reverse split) the issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares (the "Consolidation") on the basis of one post-Consolidation Common Share for a number of pre-Consolidation Common Shares to be determined by the Board of Directors in its sole discretion within a range of between two and fourteen pre-Consolidation Common Shares (the "Consolidation Range"). Having received shareholder approval for the Consolidation, the Company intends to file Articles of Amendment to effect the Consolidation anytime it is required and at a Consolidation ratio within the Consolidation Range as is necessary to regain compliance with the Minimum Share Price Listing Standard. If the Company chooses to implement a Consolidation to regain compliance, it must complete the Consolidation no later than ten business days prior to the expiration of the Supplemental Cure Period, although there can be no assurances that the Consolidation will ultimately result in the Company regaining compliance with the Minimum Share Price Listing Standard.

If the Company does not regain compliance with the Minimum Share Price Listing Standard by January 23, 2023, Nasdaq will provide written notification to the Company that its Common Shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Nasdaq Hearings Panel's decision. There can be no assurance that, if the Company does appeal a subsequent delisting determination, such appeal would be successful.

Changes to Management and Board of Directors

New Chief Executive Officer; Departure of Chief Operating Officer

On October 18, 2021, in the context of a strategic reorganization, the Company announced the departure of Sébastien St-Louis, President and Chief Executive Officer, and the resignation of Donald Courtney, Chief Operating Officer.

On October 20, 2021, the Company announced Scott Cooper as HEXO's new President and Chief Executive Officer. Mr. Cooper joined HEXO from Truss, where he was then serving as President and Chief Executive Officer. For an interim period not to exceed six months, Mr. Cooper continued simultaneously in his role as President and Chief Executive Officer of Truss to ensure a smooth transition for the business.

On April 29, 2022, the Company announced that Scott Cooper was stepping down from his role as HEXO's President and Chief Executive Officer and that, concurrently, Charlie Bowman had been appointed the Company's acting President and Chief Executive Officer. Mr. Bowman has since then moved into a permanent role following the successful completion of Health Canada's security clearance process for key personnel.

New Chief Financial Officers

On December 14, 2021, the Company announced the departure of Trent MacDonald from his role as Chief Financial Officer.

On January 5, 2022, the Company announced the appointment of Curtis Solsvig as acting Chief Financial Officer.

On April 29, 2022, the Company announced the depature of Curtis Solsvig as acting Chief Financial Officer and the appointment of Julius Ivancsits as acting Chief Financial Officer. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel.

Chief Commercial Officer and Chief People and Culture Officer

On August 16, 2021, the Company announced the appointment of Valerie Malone as Chief Commercial Officer and the departure of James McMillan, Chief Development Officer. Ms. Malone subsequently departed the Company effective May 27, 2022.

On August 26, 2021, the Company announced the appointment of Guillaume Jouët as Chief People & Culture Officer. Mr. Jouët subsequently departed the Company effective June 14, 2022.

New General Counsel and Corporate Secretary

On June 14, 2022, the Company announced the appointment of Joelle Maurais, having previously served as Assistant General Counsel, as General Counsel & Corporate Secretary and the departure of Roch Vaillancourt, former General Counsel and Corporate Secretary.

New Directors

Effective September 1, 2021, Peter James Montour was appointed a director of the Company in connection with the Company's acquisition of Redecan and pursuant to the terms of the Redecan Share Purchase Agreement and the Investor Rights Agreement.

Effective November 18, 2021, Sébastien St-Louis resigned from the Company's Board of Directors, and Scott Cooper was appointed a director as his replacement.

On December 14, 2021, the Company announced the resignation of Dr. Michael Munzar, as Chair of the Board of Directors, and the appointment of John K. Bell, as Chair of the Board of Directors.

On January 5, 2022, the Company announced the appointment of William Todd Montour to the Company's Board of Directors following the resignation of Jason Ewart.

On February 22, 2022, the Company entered into a transition agreement (the “Transition Agreement”) with Adam Arviv and his holding company, KAOS Capital, to refresh the Company’s Board of Directors. Under the Transition Agreement, John K. Bell, Emilio Imbriglio, Adam Miron and Scott Cooper resigned as directors of the Company and Mark Attanasio, Hélène F. Fortin and Rob Godfrey were appointed as directors of the Company all effective February 22, 2022. Following such changes, the Board of Directors was composed of seven directors, all of whom were independent, being: Mark Attanasio (Chair), Rose Marie Gage (Vice-Chair and Chair of the Environmental, Social and Governance Committee), Vincent Chiara, Hélène Fortin (Chair of the Audit Committee), Rob Godfrey, Peter Montour and William Montour. All of the members of this newly composed Board of Directors stood for election at the Company’s annual and special meeting of shareholders on March 8, 2022 and were duly elected.

Effective on closing on July 12, 2022 and pursuant to the terms of the Note Transaction Agreement, the Current Secured Noteholder nominated Denise Faltischek and Roger Savell to the Company’s Board of Directors. Ms. Faltischek was appointed to the Company’s Board of Directors effective July 12, 2022, while Mr. Savell remains a nominee with his appointment as director pending successful completion of Health Canada’s security clearance process for key personnel.

Captive D&O Insurance Program

On March 21, 2020, the Company’s directors and officers (“D&O”) insurance program expired. The Company then decided to secure D&O coverage through the implementation of a captive program, with the Company establishing effective August 21, 2020 a cell captive for the purposes of side A coverage, with coverage retroactive to March 21, 2020 (the “Captive Program”). On August 15, 2022, the company effectively cancelled the Captive Program which had previously restricted CA$30 million from operational use. Following cancellation of the Captive Program, previously restricted funds were released and returned to the company on September 1, 2022. Management decided to return to a traditional insurance program through commercial insurance, securing coverage in the amount of US$30 milion for D&O side A coverage through payment of annual premiums. The Company continues to self-ensure for sides B and C of D&O coverage purposes.

DESCRIPTION OF THE BUSINESS

The Company is in the business of producing, marketing and selling cannabis and is a leading branded cannabis producer and product innovator.

The Company's near-term strategy is to be a vertically integrated consumer packaged goods ("CPG") company in the legal adult-use and medical cannabis markets across Canada with the intention to expand internationally where regulations allow. Its primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through its 143-acre facility in Gatineau, Québec and additional facilities. The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market through its HEXO brand. The Company also offers products under the Redecan brand. The Company expects to ultimately follow a branded "Ingredients For Food" business model while journeying through a CPG model with the goal of achieving top three market share in markets where HEXO core products are available.

HEXO’s overall strategy is to be a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, ongoing and real-time maintenance of the production supply and demand planning cycle, careful management of selling, general and administrative expenses, and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: focus on the consumer, operational excellence and impactful innovation. In deploying its strategy, the Company is committed to achieving and being recognized as a provider of the preferred cannabis experience, focused on consistently delivering safe and affordable products to consumers, and ensuring consistency in reliability, supply and quality of products to retailers and clients.

HEXO’s consumer-centric approach involves developing brands and products that resonate with consumers, a commitment to consumer insights and always being on shelf with core products. During the fourth quarter of the financial year ended July 31, 2022, the Company performed a complete review of the supply and demand cycle and initiated a full-on reset of the products portfolio, resulting in renewed focus on operational production efficiency, real-time alignment of production with consumer demand forecast. From a supply and demand management perspective, pursuing a consumer-centric approach means the Company has adopted a just-in-time/made-to-order production model to ensure efficiency, costs containment and avoid inventory of unsold or low demand finished goods. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, improve on consumer preference and demand anticipation, drive meaningful improvements in yields and improve inventory velocity, all as a part of the Company’s renewed focus on profitability. The Company will continue to use its strong positions in Ontario, Alberta and Québec to strengthen brand distribution across the country with its HEXO, HEXO Plus, Up, Original Stash and Bake Sale, as well as the Redecan brand.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the "2018 Farm Bill"), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets. Through its wholly-owned subsidiary HEXO USA, on June 23, 2021, the Company acquired an approximately 50,000 sq. ft. facility located in Fort Collins, Colorado, to use for its U.S. expansion plans. While the Company's review of all current and planned capital projects remains ongoing and the Colorado facility was previously the subject of an unsolicited offer to sell the building, management has since decided to maintain the facility with a view to serve as a foothold for implementation of future U.S. operations, starting in the State of Colorado.

Notwithstanding the dissolution of KIT USA (see “General Development of the Business - Three Year History - Joint Ventures and Strategic Investments” above), the Company remains intent on entering select U.S. states and to offer its products to U.S. CBD markets via future partners, to the extent that such activities fully comply with applicable laws.

HEXO only conducts business in jurisdictions outside of Canada where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the Nasdaq.

Licences

Under the Cannabis Act, HEXO is authorized to cultivate and sell cannabis products for medical purposes to residents of Canada and is authorized to produce adult-use recreational cannabis and distribute it to retailers authorized under applicable provincial legislation.

The Company currently holds five licences under the Cannabis Act through its subsidiaries: (i) the Gatineau Licence, which was most recently renewed on April 7, 2020 and has a term ending on April 7, 2023; (ii) the Fenwick Licence, which was issued on September 25, 2020, and expires September 25, 2023; (iii) the Hagersville Licence, which was issued on October 7, 2021, and expires May 1, 2023; (iv) the Ridgeville Licence, which was issued on June 26, 2020, and expires June 26, 2023; and (v) the HEXO R & D Licence, which was most recently amended on August 18, 2022 and has a term ending on October 25, 2024.

HEXO currently has the following licences from Health Canada for its facilities (note that only the most recent issuance date has been included):

Licence Holder/Site	Licence Number	Type	Effective Date	Expiry Date
HEXO Operations Inc. DBA: HEXO (Gatineau, Masson)	LIC-GD842FEY65-2020	Standard Cultivation, Standard Processing Sale for Medical Purposes	10/06/2022	04/07/2023
HEXO Operations Inc. DBA: HEXO (Primary site: Gatineau, Masson)(Additional Sites: Fenwick/Foss & Effingham/Ridgeville	LIC-QUYJ8LBY5E-2019	Research	08/18/2022	10/25/2024
9037136 Canada Inc. d.b.a. RedeCan Pharm (Fenwick / Foss Road)	LIC-ZXI1AWI1IJ-2020	Standard Cultivation Standard Processing Sale for Medical Purposes	09/25/2020	09/25/2023
9037136 Canada Inc. d.b.a. RedeCan Pharm (Hagersville / Cayuga or Haldimand)	LIC-196G8EG4HG-2020	Standard Cultivation	10/07/2021	05/01/2023
9037136 Canada Inc. d.b.a. RedeCan Pharm (Ridgeville / Effingham)	LIC-HV52VGS3SD-2020	Standard Cultivation Standard Processing Sale for Medical Purposes	06/26/2020	06/26/2023

Near the end of each term of the licences, HEXO must submit an application for renewal to Health Canada containing information prescribed by the Cannabis Regulations. HEXO is not currently aware of any reason why it would not be able to receive a renewal of its licences. See "Risk Factors - Reliance on Licence Renewal and Amendment".

Facilities

The following provides information about HEXO's operational facilities (for information regarding the licences related to such facilities, please refer to "General Development of the Business - Three-Year History - Health Canada Licencing" and "Description of the Business - Licences" of this AIF):

Location	Description
Gatineau, Québec

The Gatineau facility is the main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. The Gatineau Licence currently covers standard cultivation, standard processing and sale for medical purposes, and permits the production, sale, possession, shipping, transportation, delivery and destruction of fresh cannabis, dried cannabis, cannabis plants, cannabis plant seeds, cannabis oil, cannabis topicals, cannabis extracts and edible cannabis, all as set out therein, in accordance with the Cannabis Act and the CDSA. The Gatineau Licence covers Buildings 1, 2, 5, 6, 9 and 10 at the Gatineau facility and authorizes unlimited production of cannabis.

Fenwick, Ontario

The Fenwick Facility is the location of Redecan's former corporate headquarters. All central administrative functions are located at that facility including accounting, sales, purchasing, quality assurance, regulatory compliance, human resources, and payroll.

Most of the processing (extraction, bud drying, trimming bulk bagging), manufacturing (capsule, pre-roll), and packaging (vape filling and packaging, oil bottling and packaging, capsule bottling and packaging, bud bottling and packaging, pre-roll packaging) activities take place at the Fenwick Facility. The 17 grow rooms at the Fenwick Facility can produce approximately 20,000,000 grams of bud and 20,000,000 grams of shake per year.

The Fenwick Facility is licensed under the Fenwick Licence. The Fenwick Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on September 25, 2020, and expires September 25, 2023.

Hagersville, Ontario

The Hagersville Facility operates a seasonal annual crop planted outside and under hoophouses. The crop is planted in the spring and harvested in the fall. The Hagersville Facility was initially licensed by Health Canada in May 2020 and the first annual crop was harvested in the fall of 2020. The annual yield of bud/shake is between 45,000,000 - 60,000,000 grams.

Primary functions of the site are cultivation of annual seasonal crop for pre-roll bud and shake for extraction, drying, trimming, bulk bagging, and storage of bulk harvested cannabis materials. Bulk materials produced at the Hagersville Facility are either stored for future use or transferred to the Fenwick site for further processing.

The Hagersville Facility is licensed under the Hagersville Licence, which covers standard cultivation. The Hagersville Licence was issued on May 1, 2020 and expires May 1, 2023. The Hagersville Licence was amended shortly after the Redecan acquisition to add indoor zones for the purpose of activities ancillary to cultivation on October 7, 2021.

Location	Description
Ridgeville, Ontario

The Ridgeville Facility was used as a full-cycle cultivation facility from inception to January 2019, at which point the last harvest was completed. From February 2019 onwards, the cultivation activities in the Ridgeville Facility are only vegetative plant propagation and mother plant maintenance. The Ridgeville Facility produces plants to transfer to the Hagersville Facility and Fenwick Facility for cultivation and harvest. The Ridgeville Facility also acts as the centre for direct to patient medical sales order fulfillment and patient enrollment, management, and record keeping. The Ridgeville Facility is also the location of customer service representatives and the associated questions/complaints/concerns phone line for recreational and medical customers.

The Ridgeville Facility is licensed under the Ridgeville Licence. The Ridgeville Licence covers standard cultivation, standard processing and sale for medical purposes, was issued on June 26, 2020, and expires June 26, 2023. The Ridgeville Licence recently received approval on April 12, 2022 to provide for the addition of storage activities to three supplemental rooms.

Fort Collins, CO, USA	The Colorado facility is an approximately 50,000 sq.ft. facility which provides the necessary infrastructure to provide U.S. CPG companies access to the Powered by HEXO® technology and products.

The following are facilities that, as at the date of this AIF, have been decommissioned and are in the process of being disposed of:

Location	Description
Brantford, Ontario

The Brantford Facility previously served as a strain development site (with additional cultivation capability), featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada's pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The Brantford Facility was previously fully licensed by Health Canada.

In the first quarter of fiscal year ended July 31, 2022, management decided to wind down operations at the Brantford Facility and relocate research and development activities to the Gatineau facility, with cessation of operations being in order to realize synergistic cost savings given the Company's ability to consolidate all research and development activities at the Gatineau facility. The Company ended its operations at the Brantford Facility effective September 15, 2022.

Sesekinika, Ontario

The Sesekinika Facility is located on 800 acres of land owned by DelShen, and is comprised of approximately 40,000 sq. feet of indoor cannabis production, processing space and office space. Decommissioning of the Sesekinika Facility completed January 31, 2022.

Brant County, Ontario	The Good Farm Facility, owned by G&G, is a 100-acre farm located in Brant County, Ontario. The Company completed decommissioning of the Good Farm Facility on January 31, 2022.
Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrative and finance office space.

Product Offerings

The Company offers a wide range of dried cannabis and cannabis-derived products covering all major product categories and price points.

With the acquisition of the Redecan brand, the Company has expanded its product offerings, including in the categories of pre-rolls, vapes and concentrates.

Dried Cannabis - The Company offers dried cannabis products across its brand portfolio. Premium and mid-range products are offered under the HEXO, HEXO Plus, UP and Redecan with mass-market and value products offered under the Original Stash and Bake Sale brands. Product lines feature a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains.

Pre-rolls - The Company offers many of its dried flower strains in pre-roll format, with continued expansion planned in this category. Pre-rolls are currently offered under the Original Stash, UP, HEXO and Redecan brands. Notably, Redecan’s “Redees” pre-rolls utilize an innovative production process that produces a unique straight roll.

Vapes - The Company currently offers a range of vape products under the HEXO brand and HEXO FLVR sub-brand. The Company's recently acquired Redecan brand also offers vapes.

Oils and Capsules - Redecan is the market leader in oils and softgels, offering consumers convenient pack sizes with micro- and higher dosed options: THC (5mg and 10mg), CBD (10mg, 30mg) and balanced (5mg THC and 5mg CBD) options.

HEXO offers CBD Softgels, featuring 25mg of CBD with little to no THC

Concentrates - Under the Original Stash brand, the Company was also the first to offer a hash product to the legal market with OS.HASH.

Beverages - The Company is a leading provider of cannabis-infused beverages through its joint venture with Molson Coors Canada, Truss Beverages. Truss’ first product offerings were made in May 2020, with the launch of the VeryvellTM line of water-soluble cannabis extract drops for public consumption across several Canadian provinces. The VeryvellTM line consists of Exhale; a CBD dominant product, Tingle; a balanced 1:1 CBD/THC product and Yawn; a THC dominant product. This product line utilizes a dosing cap to provide more control over dosage and offers a range of preferred experiences. Truss’ additional beverage products Mollo and House of Terpenes were made available for public consumption in early August 2020, followed shortly thereafter with the release of Little Victory. The Truss beverages are produced and distributed from the Belleville facility. Truss operates out of a separate space at the Belleville facility in which it creates infused beverages, under its separate selling licence issued by Health Canada effective May 2, 2022. Subsequent to the end of the Company’s fiscal year ended July 31, 2022, as a result of the ongoing assessment of its current and future operational needs and the redirection of its product and market growth strategy, the Company is exploring its options regarding the future of its investment in Truss.

Brands

The Company's brand portfolio is comprehensive, covering all major product types and price points.

Following the acquisitions, and in the context of integrating 48North and Redecan into its operations, the Company is currently reviewing its portfolio with a view to ensuring current brands fit into and remain aligned with consumer demand and preferences.

HEXO

HEXO is the Company's flagship brand which offers quality cannabis and cannabis derivative products to the adult-use and medical markets. After establishing a strong presence within its home market of Québec, the Company has expanded nationally. The Company recently took the HEXO brand international with its sale of medical cannabis products to Israel and Australia. The Company has developed an extensive and award-winning product range, and gained valuable experience and knowledge through serving its customers.

HEXO Plus

The HEXO Plus brand serves the Québec market, focusing on high THC cannabis and cannabis products with the same quality and innovation that is built into all of HEXO's award-winning products. Every lot of HEXO Plus flower promises to deliver 20% THC or more.

Original Stash

Original Stash is one of the Company's value brands, serving the frequent cannabis consumer who wants quality cannabis, but is conscious of legal market premiums. Original Stash first entered the market with a 28-gram product offering containing a blend of cannabis flower. This volume format was the first of its kind in the legal Canadian market, and the Company is proud to be able to bring it to Canadian consumers. In 2020, Original Stash was also first to market with hash, a product that has unique appeal to the target legacy consumer.

Up

The Company's UP brand was acquired through the acquisition of Newstrike in May 2019. UP aspires to be known as "Canada's cannabis" and the brand was relaunched with this objective in December 2020, along with a bold promise to address consumer feedback about the freshness, quality and potency of legal cannabis. UP is one of the Company's premium brands and was listed in 8 provinces across Canada during fiscal 2022.

Bake Sale

In early April 2021, the Company launched its latest brand, Bake Sale. The first of its kind, Bake Sale was created for value seekers and is suited for cannabis consumers who are perfecting recipes or experimenting with decarboxylation and infused food for the first time. The large-format products also offer consumers convenience and the ability to blend with their higher potency product to extend their current stash. Bake Sale offers Canadian consumers one of the lowest prices per gram in the country, in some cases as much as 20% less than competitors' products. This marked another step forward for the Company in its continued effort to help eliminate the illicit cannabis market in Canada and protect public health and safety.

Latitude

Obtained through the 48North acquisition, Latitude is focused on the wellness segment, offering a growing selection of products designed for day-to-day wellness support including bath salts, intimacy oils and topicals.

Redecan

Obtained through the Redecan acquisition, the Redecan brand is a Canadian leader in brand loyalty. Cultivating cannabis using proprietary technology, ozone-treated irrigation water, sunshine and the watchful eye of Master Growers, their approach focuses on three tenets: technology, nature and community. Redecan believes that everyone should be able to buy high-quality cannabis products for a reasonable price, and that is reflected across their range of products, which span numerous categories including flower, pre-rolls, capsules and vapes.

Truss Beverage Co.

The Company has also positioned itself to meet the cannabis beverage demand through Truss, the Company’s Canadian venture with Molson Coors Canada, which has one of the widest portfolios in the Canadian market. Truss is committed to developing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. The CBD and THC products within the portfolio have been developed with consumer input at every stage of development. Subsequent to the end of the Company’s fiscal year ended July 31, 2022, as a result of the ongoing assessment of its current and future operational needs and the redirection of its product and market growth strategy, the Company is exploring its options regarding the future of its investment in Truss.

The current portfolio consists of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life's little victories;

House of Terpenes: A range of sparkling tonics with botanically sourced terpenes that celebrate the flavours of cannabis;

Mollo: Crisp with an easy drinking taste;

Veryvell: A complete line-up of products to support the consumer's self-care journey; and

XMG: Bold and high intensity flavoured beverages.

Supply Channels

Canada

In Canada, HEXO has established supply channels for the legalized adult-use market within all ten provinces and two territories through supply agreements and arrangements with the government-run and/or private retailers.

Province or Territory	Description
Québec

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Alberta

Supply agreement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information and remains in effect until otherwise negotiated. During quarterly line reviews, there will be the opportunity to negotiate the pricing charged to Alberta Gaming Liquor and Cannabis Commission. Purchase orders may be terminated prior to shipment upon mutual agreement between the parties.

British Columbia

Supply agreement in place, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information. This agreement will automatically renew for successive 12-month periods, unless either party provides a notice of non-renewal at least 120 days before the end of then-current term.

Ontario

Supply agreement in place, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information. Agreement has a term of 2 years with renewal on 180 days notice.

Nova Scotia

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

New Brunswick

Non-binding supply arrangement, purchase orders received, and product shipments completed to date. Pricing is pre-determined by the Company but remains subject to review and approval by Cannabis N.-B. Ltée / Cannabis NB Ltd., after consideration of available market information.

Saskatchewan

Non-binding supply arrangement with Saskatchewan-based distributors NCD (Kiaro) and Wiid Running Leaf; successfully completed process to become an authorized licensed producer to sell in Saskatchewan; purchase orders received, and product shipments delivered to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Manitoba

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the Parties with consideration to the available market information, and remains in effect for a set period of time.

Prince Edward Island

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Newfoundland and Labrador

Non-binding supply arrangement, purchase order received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Yukon

Supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time.

Northwest Territories

Supply arrangement, purchase orders received, and product shipments completed to date. Pricing is determined based on mutual determination by the parties with consideration to the available market information, and remains in effect for a set period of time

International

On July 9, 2020, HEXO announced it had launched medical cannabis products in Israel through a 24-month agreement with a leading Israeli medical cannabis company, Breath of Life International Ltd. A first shipment for 493.92 kg of cannabis sativa dehydrated flowers, contributing sales of $1.291 million, was completed on March 24, 2020. During the fiscal year 2022, the Company shipped 8,472 kg of cannabis sativa dehydrated flowers, contributing sales of $22.026 million.

U.S.

As the U.S. market for CBD products continues to develop, HEXO had been pursuing plans to enter the CBD market in select states in 2021 using a variety of distribution channels to offer a variety of products under the Company’s non-THC experiences. On October 6, 2021, Truss CBD USA announced the expansion of Veryvell, a line of hemp-derived CBD and adaptogen beverages. Following a successful Colorado launch in 2020, Truss CBD USA now offers Veryvell semi-nationally in 17 states. Residents in the states of Alaska, Arkansas, Colorado, Connecticut, Florida, Iowa, Kentucky, New Jersey, New Mexico, New York, Ohio, Oklahoma, Oregon, Texas, Vermont, Virginia, and West Virginia can now get Veryvell delivered right to their door via direct-to-consumer online purchase. The Company continues to have a presence in the U.S. through the facility it owns in Fort Collins, remains intent on entering select U.S. states and to offer its products to U.S. CBD markets via future partners, to the extent that such activities fully comply with applicable laws.

The Company’s new management is undergoing an assessment and revision of the HEXO USA business plan and sales strategy which includes the research, development and formulation of creating unique cannabinoid cocktails (blends) tailored to specific applications to maximize cannabinoid functionality at high level margins. This strategy can be applied to CBD and minor cannabinoid-based products across both regulated markets and non-regulated markets as we await federal legalization. This includes the formulation and development of cannabinoid beverages, topicals/vanity personal care products to edibles, gummies and infused pre-rolls.

During the fourth quarter of the fiscal year ended July 31, 2022, management ceased its selling efforts of the Fort Collins facility and has concluded to continue to own and actively operate its facility in Colorado.

Any expansion into the U.S. CBD market will only be conducted in compliance with all applicable U.S. federal and state laws and U.S. Food and Drug Administration requirements. The Company is currently not pursuing and will not pursue any activity in any state in the United States involving products with 0.3% or more THC content until fully legal under U.S. federal law and all applicable state law requirements.

Adult-Use Market

QUÉBEC

In Québec, which has a population estimated at 8.695 million, or approximately 22% of the Canadian population, the SQDC operates the sale and distribution of adult-use cannabis. As at the date of this AIF, the SQDC has established 90 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 100 locations by March 2023. It also sells cannabis online.

We currently have a commercial agreement with the SQDC to be the preferred supplier of cannabis products to the SQDC for the Québec market for the first five years post-legalization, with an option to extend the term for an additional year. The supply arrangement covers the full range of the Company’s products and brands, from flowers to cannabis oil.

The SQDC is not required to purchase a minimum volume of cannabis under this agreement other than in the first year. The SQDC originally contracted approximately 60 tons for purchase in the first year from all licensed producers. Initial sell-through was expected to be a little less than half of that amount, however, as the retail store roll-out in Québec has been slow to develop. While the SQDC had committed to improving access to legalized cannabis, this has been slower than HEXO had originally expected. During this start-up phase, HEXO sold 10,250 kg, achieving approximately 33% market share based on volume. The Company believed that any exercise of committed purchase features for a larger amount during the first year of the agreement would have been short sighted. By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the first year obligation to purchase the full 20,000 kg of the outstanding commitment.

While the Company did not achieve the expected sales during the first three years of the agreement, it remains a preferred supplier of the SQDC with an approximately 11% market share based on volume and is working on expanding its product offerings with the SQDC based on consumer demands and as the SQDC continues the roll-out of its retail distribution channels. The Company does not believe the Canadian market will successfully penetrate the black-market and see meaningful sales numbers until it can address the issues around access to legal cannabis and the in-store experience.

We currently supply the SQDC with THC and CBD formulas, dried cannabis products, extract product and oil products.

ONTARIO

In Ontario, which has an estimated population of 14.951 million, or approximately 38% of the Canadian population, the government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store ("OCS"). We currently hold supply agreements with the OCS, in which we supply the province with HEXO's Original Stash, HEXO brand and Redecan brand. As at the date of this AIF, HEXO has a product presence in over 95% of the private retailers throughout the province.

BRITISH COLUMBIA

British Columbia, which has an estimated population of 5.286 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private-government approach. The British Columbia Liquor Distribution Branch (the "BCLDB") manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply HEXO's Original Stash. As at the date of this AIF, HEXO has a product presence in approximately 85% of the retailers throughout the province.

ALBERTA

The Company has a supply agreement with the Alberta Gaming, Liquor and Cannabis Board to be supplied online and in-stores, under which the Company supplies HEXO's Original Stash and HEXO brand. As at the date of this AIF, HEXO has a product presence in 97% of the retailers throughout the province.

OTHER CANADIAN MARKETS

The Company currently has established distribution channels within the seven other provincial markets and two territories. These channels include both supply agreements and supplier arrangements with the provincial governments and private retailers.

Employees

As of July 31, 2022, the Company and its subsidiaries had 689 employees, excluding, for greater certainty, any employees of the Zenabis Group as at such date.

Proprietary Protection

HEXO protects its intellectual property by seeking and obtaining registered protection (inclusive of patents) where possible. As of July 31, 2022, HEXO has filed to protect over 165 patents focused on devices, formulations, packaging and processing as part of its intellectual property strategy.

Environmental, Social, and Governance Responsibility

At HEXO, our goal is to be one of Canada's leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

PEOPLE

• Focus on diversity and gender equality in talent acquisition and internal promotion

• Career development, profit sharing and shareholder programs for employees

• Reduced pricing on products for employee medical clients

PUBLIC

  Academic education and research investments
  Education programs for our retail partners

PLANET

  Use of solar energy to minimize electricity consumption
  Recycling and composting programs
  Water conservation (rainwater capture and water recycling)
  Trailing alternative grow methods to decrease our environmental impact (outdoor grow and seasonal grow)

PRODUCTS

   Naturally grown and rigorously tested cannabis
   Innovative smoke-free options
   Excise tax absorbed on products for medical clients

In general, the Company aspires to continuously improve the diversity of its Board of Directors and the Company's management team. The Company believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company's executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company believes that diversity is an important attribute of a well-functioning Board of Directors and an efficient team of executive officers and leaders. The Company recognizes that gender diversity and equality is a significant aspect of diversity and believes women play an important leadership role in executing on the Company's strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of professionals and officers and the Board of Directors in the search and selection of nominee directors.

The Company is striving to promote and ensure diversity and inclusion when making leadership appointments. As of July 31, 2022, there were five women occupying a position within the Company's senior leadership team (such team had a total of eight members). The Company remains committed to promoting and ensuring the gender diversity of its leadership team going forward.

Code of Ethics

The Company's code of ethics is reviewed and approved annually by the Human Resources and Corporate Governance Committee and is posted on our website at www.hexocorp.com/governance.

Industry Overview

Regulatory Framework of Medical and Consumer Cannabis in Canada under the Cannabis Act

Up until the coming into force of the Cannabis Act and the Cannabis Regulations, only the production and sale of cannabis for medical purposes was permitted, with such production and sale being regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR") made under the CDSA. On October 17, 2018, the Cannabis Act and Cannabis Regulations came into effect, legalizing the sale of cannabis for adult recreational use. The Cannabis Act and Cannabis Regulations establish a framework governing the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use cannabis and medical-use cannabis. Among other things, the Cannabis Regulations set out requirements relating to: (1) Licences; (2) Security Clearances; (3) Cannabis Products; (4) Packaging, Labelling and Promotion; (5) Health Products and Cosmetics Containing Cannabis; and (6) Cannabis for Medical Purposes. The Cannabis Regulations establish six classes of licences: cultivation, processing, analytical testing, sales, research, and cannabis drug licences.

As discussed in greater detail below in the Risk Factors under "Regulatory Risks", "Regulatory Developments", "Reliance on Licence Renewal and Amendment" and "Development of Canadian Adult-Use Recreational Market", because the Cannabis Act and Cannabis Regulations have only been in force since October 17, 2018, the actual impact of the legislative and regulatory framework established thereunder on the Company's business, financial condition, results of operations and prospects remain unknown.

Licences

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales; research licences; and cannabis drug licences. The Cannabis Regulations have also established sub-classes for cultivation licences (standard cultivation, micro cultivation, and nursery) processing licences (standard processing and micro-processing) and sale (sale for medical purposes). Different licence types carry different rules and requirements that are intended to be proportionate to the public health and safety risks posed by each licence category and/or sub-class. Producers holding production and sale licences under the ACMPR will have been transitioned to sale (for medical purposes) licenses under the Cannabis Act. The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis. A holder of a licence must only conduct authorized activities at the location set out in the licence.

Security Clearances

Certain people associated with cannabis licensees must hold a valid security clearance issued by the Minister. Those individuals include 1) individuals occupying a "key position" within the corporate licence holder (e.g., the responsible person, the head of security, the master grower and the quality assurance person), 2) directors, officers and individuals who exercise, or are in a position to exercise, direct control over the corporate licence holder, 3) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over the corporate licence holder and (iv) certain other individuals identified by the Minister of Health. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. This was largely the approach in place previously under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister of Health.

Cannabis Tracking and Licensing System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of the tracking system is to enable the tracking of cannabis throughout the supply chain to help prevent diversion of cannabis into and out of the legal market. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister has introduced the Cannabis Tracking and Licensing System (the "CTLS"). In application of the Cannabis Tracking System Order, SOR/2019-202, license-holders are required to use the CTLS to submit monthly reports to the Minister.

Cannabis Products

On June 14, 2019, Health Canada released the final, targeted amendments to the Cannabis Regulations setting out the regulations governing the legal production and sale of edible cannabis, cannabis extracts, and cannabis topicals ("New Products"). The amended regulations came into force on October 17, 2019. License holders are required to provide 60 days' notice to Health Canada of their intent to sell any new products. This notice is also submitted through CTLS. Assuming Health Canada does not object to the New Products being listed for sale (Health Canada does not review the Company's filings for compliance with the Cannabis Act and Cannabis Regulations), sales will be permitted to authorized retailers and medical patients at the expiry of the 60-day notice period. This review process, however, does not constitute an approval. It is still the responsibility of the licence holder to ensure the products' compliance with the Cannabis Act and Cannabis Regulations.

As of October 17, 2019, the Cannabis Act and Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals by authorized licence holders.

Effective October 17, 2020, cannabis oil ceased to be a separate class of saleable cannabis and has been subsumed within other classes of cannabis (e.g., cannabis extracts or edible cannabis), depending on the details of how the particular cannabis product is packaged, the THC content and the presence of other ingredients.

Packaging and Labelling

The Cannabis Regulations impose strict requirements pertaining to the packaging and labelling of cannabis products (including the New Products). Those requirements include plain packaging restrictions for cannabis products, and also impose strict limits on logos, colours, graphics and branding. The Cannabis Regulations further impose requirements regarding disclosure and labelling of product source information (e.g., class of cannabis and prescribed information about the processor), mandatory health warnings, a standardized cannabis symbol and specific product information around THC and CBD content. A cannabis product's brand name may only be displayed once on the principal display panel. If there are separate principal display panels for English and French, it can be displayed only once on each principal display panel. In addition to the brand name, only one other brand element (e.g., logo, design or slogan) can be displayed. The same restrictions generally apply, with limited changes, to the New Products.

Advertising

The promotion of Cannabis is generally restricted under the Cannabis Act. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

Cannabis for Medical Purposes

The Cannabis Regulations set out the regulatory framework for medical cannabis following legalization, which remains substantively consistent with the previous regulatory regime set out by the ACMPR under the CDSA. Some adjustments have been made to align with rules for non-medical consumer use, improve patient access, and reduce the risk of abuse within the medical access system. The sale of medical cannabis remains federally regulated and sales can only be made by an entity that holds a licence for sale for medical purposes under the Cannabis Regulations to patients who: (a) have a medical document authorizing the use of medical cannabis and (b) have registered with the licensed entity. Patients must obtain a medical document from their health care provider and then register as a patient with a holder of a licence for sale for medical purposes, with the registration in each case valid for a maximum of one year. The client can then order from the licensed seller online or via telephone and the cannabis will be shipped directly to the client.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act governs the production of cannabis for adult-use (i.e., non-medical) purposes and related matters by the federal government, the Cannabis Act has authorized the provinces and territories of Canada to regulate other aspects of consumer cannabis, such as sale and distribution, minimum age requirements, and consumption. The government of each Canadian province and territory has regulatory regimes in place for the distribution and sale of cannabis within those jurisdictions.

There are three general frameworks for brick-and-mortar retail: (i) private cannabis retailers licensed by the province (ii) government-operated retail stores or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec, where the minimum age is 21, and Alberta, where the minimum age is 18.

The following outlines the current regimes in each province and territory:

Province/Territory	Where Cannabis Products may be sold
Alberta	Private licensed in-person or Government-operated online store
British Columbia	Government-operated in-person and online stores or private licensed in-person stores
Manitoba	Private licensed in person and online stores
New Brunswick	Government-operated in-person and online stores
Newfoundland and Labrador	Private licensed in-person stores or government-operated online store
Northwest Territories	Government-operated in-person and online stores
Nova Scotia	Government-operated in-person and online stores
Nunavut	Government-operated online store or by phone
Ontario	Private licensed in-person stores or government-operated online store
Prince Edward Island	Government-operated in-person and online stores
Québec	Government-operated in-person and online stores
Saskatchewan	Private licensed in-person and online stores
Yukon	Private licensed in-person stores or government-operated online store

All provinces and territories have a public possession limit of 30 grams per individual.

Health Products and Cosmetics Containing Cannabis

Products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch. Health Canada has taken a scientific, evidence-based approach to the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to provisions of the Cannabis Act.

Activities Outside Canada

The Company only conducts business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and its regulatory obligations with the TSX and Nasdaq. The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, in partnership with its local legal counsel, consultants and partners, the Company conducts legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, the Company seeks to work with respected and experienced local partners who can help to understand and navigate the local business and operating environment, language and cultural differences. In consultation with advisors, the Company takes steps it deems appropriate in light of the level of activity and investment it expects to have in each country to ensure the management of risks and the implementation of necessary internal controls.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis continues to be categorized as a Schedule I controlled substance under the federal Controlled Substances Act (the "CSA") and subject to the Controlled Substances Import and Export Act (the "CSIEA"). HEXO does not produce or distribute cannabis products in the United States. The Company only intends to participate in federally-permissible activities, despite cannabis being legal in certain individual states.

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 29, 2013 memorandum authored by then Deputy Attorney General James Cole (the "Cole Memorandum") indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Cannabis Requirements") to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Cannabis Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Cannabis Requirements, the TSX has the discretion to initiate a delisting review.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible and in compliance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, we do not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state law.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company's business. If any of the following risks actually occur, the Company's business may be harmed, and its financial condition and results of operations may suffer significantly.

Financial Risks

Going Concern

The Company has incurred net losses in every year since its inception and it is anticipated it will continue to incur net losses in the future, and it has identified conditions and events that raise substantial doubt about its ability to continue as a going concern. The Company may never achieve or maintain profitability. HEXO remains a growth-stage company with a limited operating history. There can be no assurance that HEXO will always have sufficient capital resources to continue as a going concern or that significant losses will not occur in the near future or that HEXO will be profitable in the future. There can be no assurance that HEXO will generate any revenues or achieve profitability. Our continued operations are dependent ultimately on our ability to achieve and maintain profitability and positive cash flow from our operations.

The Company’s consolidated financial statements for the year ended July 31, 2022, have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future. For the year ended July 31, 2022, the Company reported an operating loss of $1,067 million; cash outflows from operating activities of $116.6 million and an accumulated deficit of $1,841 million. The Company had a working capital deficiency of $63.4 million and held cash and cash equivalents of $83.2 million as at July 31, 2022 ($67.4 million at July 31, 2021) which management expects to be sufficient to meet the Company’s expected working capital and operating cash flow needs over the next 12 months. However, the 2019 Debentures mature on December 5, 2022, which will require a cash repayment of $40.14 million if the Company cannot extend the terms. Furthermore, the Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Amended Note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter for the fiscal year ending July 31, 2023.

In recognition of these circumstances, the Company took certain actions such as the closing of the Note Transaction, entering into the Stand-By Commitment and cancelling the Captive Program. The Company also deconsolidated the assets and liabilities of Zenabis and effectively de-leveraged itself from the $50.73 million senior note payable previously associated with Zenabis. Furthermore, during the second half of the fiscal year, the Company’s new management identified and commenced certain opportunities and cost savings initiatives to fundamentally realign the operating expenses and cashflows to address liquidity issues. These initiatives include:

  Entering into commercial agreements with Tilray including (i) a co-manufacturing agreement providing for manufacturing services between the parties, and (ii) a procurement and cost-savings agreement for efficiencies to be achieved in the business with respect to administrative services, third-party commercial services, procurement, internal distribution services on an ongoing basis through creation of an Efficiencies Committee with joint representation from HEXO and Tilray, and agreeing with Tilray to negotiate an agreement concerning international sales and supply arrangements.
  Reducing of the Company’s total headcount and restructuring the organization for expected future operating and administrative needs;
  Minimizing the Company’s spend on third party service providers and reducing professional fees; and
  Launching a plan to liquidate the Company’s previously announced decommissioned and available for sale assets.

Management believes that the above noted initiatives, combined with existing cash on hand will be sufficient to support operations over the next twelve months. Management is also currently assessing alternative refinancing and settlement options to mitigate the immediate cash payment requirement on the maturity of the 2019 Debentures.

Nevertheless, management may be required to finance any operational requirements and expansion plans through the issuance of new public or private equity or, to the extent possible, debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to the Company.

These circumstances create substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. The Company's financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations which are cash or other financial asset settlement based as they come due. The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements. As at July 31, 2022, the Company has $83.23 million (July 31, 2021 – $67.46 million) of cash and cash equivalents and $42.99 million (July 31, 2021 –$37.42 million) in trade receivables, while it has current liabilities of $335.1 million on its consolidated statement of financial position. As well, the Company has contractual commitments of $44.14 million due before July 31, 2023. The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Current financial liabilities include the Company’s obligation on the Amended Note. The Amended Note is considered a current liability of the Company due to the Current Secured Noteholder’s ability to convert the Amended Note into equity at any time during the life of the Amended Note, and therefore does not reflect a cash based current liability as at July 31, 2022.

The Company has recognized losses and negative operating cash flows over the past three fiscal years. The Company is exposed to liquidity risk as it continues to have operating net cash outflows. Furthermore, under the Amended Note, the Company remains subject to, amongst others, a minimum liquidity covenant of US$20 million under the Amended Note as well as a requirement to achieve adjusted EBITDA of not less than US$1.00 for each quarter beginning in the Company’s third quarter for the fiscal year ending July 31, 2023.

The Company's success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing debt and to generate positive cash flows from operations. The Company's long-term strategy forecasting is derived from significant estimates which relate to, among other inputs, timing estimates, sales volumes and prices, delivery of new products and earnings related to newly integrated business combinations. The Company's operations may not generate sufficient cash flow to sustain its current obligations. If additional liquidity and capital resources are required, management plans to secure the necessary financing through the issuance of new public or private equity or more favourable debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. Thus, failure to obtain adequate and favourable financing and capital resources could have an adverse effect on the Company's financial condition.

Cash Flow from Operations and the Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2022, and the past three fiscal years. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO's ability to pursue its business objectives. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects that it will require significant additional financing for its continued development, growth and its currently contemplated or future business objectives and expansion plans. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company's currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. Please see the risk factor below titled "Future Sales and Issuances of Securities".

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Valuation of Biological Assets

Pursuant to IFRS, HEXO measures the value of its biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, HEXO is required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices and production costs. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect HEXO's reported results of operations. If actual yields, prices, costs, market conditions or other results differ from HEXO's estimates and assumptions, there could be material adjustments to HEXO's results of operations. In addition, the use of these future estimated metrics differs from generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, HEXO's financial statements and reported earnings are not directly comparable to those of similar companies in the United States reporting under U.S. GAAP.

Material Weaknesses in Internal Controls Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Irrespective of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company is required to maintain a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of DCP was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weaknesses in our ICFR as at July 31, 2022, have been disclosed in our management’s discussion and analysis for the fiscal year ended July 31, 2022 (the “MD&A”). The MD&A also discloses the associated remediation activities the Company has begun implementing in order to address these material weaknesses.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results, or we may not be able to meet our reporting obligations. In addition, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of the Company. There is no assurance that we will be able to remediate the material weaknesses we have identified or any additional material weaknesses or significant deficiencies we may identify in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with these governance requirements.

We do not expect that our DCP and ICFP will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares.

Indebtedness and Amended Note

Debt Servicing Risks

If the principal amount of the Amended Note is not converted into Common Shares, servicing the debt under the Amended Note requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Amended Note. The Company’s ability to repay the principal at maturity of the Amended Note on May 1, 2026 or to pay any other amounts payable under the Amended Note or to refinance the Amended Note depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The Amended Note requires us to pay approximately US$173.7 million to repay the full principal amount of the Amended Note at maturity, as well as any interest accrued but unpaid and added to the amount of the principal amount before the Maturity Date. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Amended Note. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Amended Note will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default under the Amended Note.

Dilution or Depression of Share Price on Conversion, Redemption or in Satisfaction of Other Payment under the Amended Note

Under the Amended Note, a significant number of Common Shares is potentially issuable upon conversion, redemption or in satisfaction of payment of other amounts under the Amended Note, and the lower the market or trading price of the Common Shares in the future, the greater the number of Common Shares would become potentially issuable to the holder(s) of the Amended Note. Factors both within and beyond the Company's control could cause the market or trading price of the Common Shares to decline, even significantly, in the future. As a result, existing shareholders could have their positions significantly diluted by the increase in additional outstanding Common Shares in the event Common Shares are issued upon conversion, redemption or in satisfaction of payment of other amounts under the Amended Note. Any sales in the public market of the Common Shares issuable upon such conversion, redemption or satisfaction of payment could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Amended Note may encourage short selling by market participants because the conversion of the Amended Note could be used to satisfy short positions, or anticipated conversion in Common Shares could depress the price of our Common Shares.

The Current Secured Noteholder's significant interest in the Company may impact the liquidity of the Common Shares

Under the Amended Note, the Current Secured Noteholder benefits from certain pre-emptive and top-up rights. In addition, if the Current Secured Noteholder converts the Amended Note, it is expected to control a significant portion of the Common Shares. As a result, the Current Secured Noteholder resulting significant voting interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a shareholder, might otherwise receive a premium for its Common Shares over the then-current market price.

Impact of Fundamental Change Provisions

The Fundamental Change repurchase and redemption features of the Amended Note may delay or prevent an otherwise beneficial attempt by a person or entity other than Tilray to acquire the Company. The terms of the Amended Note grant the Current Secured Noteholder the right to require the Company to repurchase the Amended Note, or redeem the Amended Note in lieu of receiving the repurchase price (or any portion thereof), in the event of a Fundamental Change. An acquisition or change of control of the Company would trigger such repurchase or redemption rights, which may have the effect of delaying or preventing a transaction that would otherwise be beneficial to it and its shareholders.

Events of Default

The Company is subject to certain covenants set forth in the Amended Note. The Amended Note contains customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, the Company is required to maintain a minimum liquidity of US$20.0 million at all times and, beginning in the third quarter for the fiscal year ending July 31, 2023, have Adjusted EBITDA (as defined in the Amended Note) of not less than US$1.00.

Upon an event of default under the Amended Note, the outstanding principal amount of the Amended Note plus any other amounts owed under the Amended Note will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Amended Note, and the Current Secured Noteholder could foreclose on the Company's assets. An event of default would also likely significantly diminish the market price of the Common Shares.

Operational Risks

Acquisition and Integration Risk

HEXO has in the past made and may in the future make acquisitions and investments that could divert management's attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations. HEXO may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. For example, during the calendar year 2021, HEXO signed, announced and completed each of the Zenabis, 48North and Redecan acquisitions, and in June 2022, the Zenabis Group filed a petition for bankruptcy protection under the CCAA. Please see "General Development of the Business - Three Year History - The Zenabis Acquisition", "General Development of the Business - Three Year History - The Redecan Acquisition" and "General Development of the Business - Three Year History - The 48North Acquisition" sections of this AIF for additional information on the acquisition of Zenabis, Redecan and 48North.

Pursuing potential strategic acquisitions or investment opportunities is one possible growth strategy. Any transactions that HEXO enters into could be material to its business, financial condition, results of operations, cash flows and prospects. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, including:

  diversion of management time and focus from operating the Company's business;
  use of resources that are needed in other areas of the Company's business;
  integration of the acquired company;
  implementation or remediation of controls, procedures and policies of the acquired company;
  difficulty integrating the accounting systems and operations of the acquired company;
  coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our platform, including disparities in the revenue, licensing, support or professional services model of the acquired company;
  difficulty integrating, supporting or enhancing acquired products or services, including difficulty in transitioning acquired products or services developed with different source code architectures to our platform and difficulty in supporting feature development across our full suite of house built and acquired products or services;
  retention and integration of employees from the acquired company, and preservation of our corporate culture;
  the potential loss of key employees;
  unforeseen costs or liabilities, including the use of substantial portions of our available cash to consummate the acquisition;
  adverse effects to our existing business relationships with customers as a result of the acquisition or investment;
  the possibility of adverse tax consequences;
  litigation or other claims arising in connection with the acquired company or investment; and
  the need to integrate potential operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies HEXO has acquired may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if HEXO's acquisitions do not yield expected returns, HEXO may be required to take charges to its operating results based on this impairment assessment process, which could adversely affect its results of operations. During the year ended July 31, 2022, the Company identified indicators of impairment as the Company’s carrying value of the Company’s only material cash generating unit exceeded market capitalization. The Company performed an impairment test and valuation of the Canadian Operations CGU resulting in a full impairment of the goodwill arising from the acquisitions of Zenabis, Redecan and 48North.

Although HEXO has conducted and will conduct due diligence in connection with potential strategic acquisitions or investment opportunities and potential vendors have, may or will provide a number of representations and warranties in favour of the Company in connection with these acquisitions, an unavoidable level of risk remains regarding any liabilities of or issues concerning the acquired entities. Following the closing of any potential strategic acquisitions or investment opportunities, HEXO may also discover that it has acquired substantial undisclosed liabilities or that certain of the representations made by the vendors are untrue. There can be no assurance of recovery by HEXO from potential insurers or potential vendors for any breach of the representations, warranties or covenants to be provided by such potential vendors under the applicable acquisition agreements because there can be no assurance that the amount and length of such potential insurance coverage or of the potential indemnification obligations will be sufficient to satisfy such potential obligations, or that such potential vendors will has any assets or continue to exist. The Company's eventual inability to claim for full indemnification from potential vendors could have a material and adverse effect on the Company.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the Common Shares or the incurrence of debt with restrictive covenants that limit the Company's future uses of capital in pursuit of business opportunities.

Additionally, the successful integration and management of the Company and prior acquisitions and a potential target for a strategic acquisition or investment as a combined entity is subject to numerous risks that could adversely affect the Company's growth and profitability, including: (i) the risk that HEXO may not be able to successfully manage a potential target for a strategic acquisition or investment's operations, (ii) the risk that the Company may err in its assessment of the potential merits or present or future value to HEXO of a target, (iii) the risk that our operational, financial and management systems may be incompatible with, or inadequate to effectively integrate and manage systems acquired from a potential target for a strategic acquisition or investment, (iv) the risk that a potential strategic acquisition or investment may require financial resources that could otherwise be used in the development of other aspects of our business, (v) the risk that HEXO may not obtain the consents required under agreements entered into with third parties, (vi) the risk that the integration process may result in operational problems, costs, expenses, liabilities, including loss of contracts and customers, and (vii) the risk that HEXO's key management or employees and of a potential target for a strategic acquisition or investment may not be retained or may leave following the strategic acquisition or investment, which could have a significant impact on the combined entity's operations, specifically if such departures were to occur in positions or roles which require significant technical and operational knowledge and for which qualified replacement personnel is scarce.

The successful integration of recent and potential strategic acquisitions or investments will also require cooperation between HEXO employees and the acquired companies or investees and is subject to the risk that personnel from the Company and the acquired companies or investees may not be able to work together successfully, which could adversely impact HEXO's business, financial condition and results of operations.

HEXO may not be able to identify acquisition or investment opportunities that meet its strategic objectives, or to the extent such opportunities are identified, HEXO may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to the Company.

Management and Key Executives

HEXO is dependent on the continued services and performance of our senior management and other employees, the loss of any of whom could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our future performance depends on the continued services and contributions of our senior management, and other employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The failure to properly manage succession plans and/or the loss of services of senior management or other employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt the Company's business. The replacement of one or more of HEXO officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of the Company's business objectives. The loss of the services of one or more of HEXO's senior management or other employees for any reason could adversely affect our business, financial condition, results of operations, cash flows and prospects and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture.

To continue to execute its growth strategy, HEXO also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. HEXO may not be successful in continuing to attract and retain qualified personnel. HEXO has from time to time in the past experienced, and HEXO expects to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the licensed cannabis market is limited overall. In addition, many of the companies with which HEXO compete for experienced personnel may have greater resources than HEXO has.

In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility and sustained declines in the price of our Common Shares may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Furthermore, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that job candidates require to join our Company. Failure to attract new personnel or failure to retain and motivate our current personnel, could have a material adverse effect on our business, financial condition and results of operations.

Although HEXO has employment and non-competition agreements with members of our senior management team, HEXO cannot assure investors that they or our other key employees will all choose to remain employed by the Company. If HEXO loses the services of one or more of these individuals, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with the Company, its business, operating results, and financial condition could be harmed.

Investors must rely upon the ability, expertise, judgment, discretion, integrity, and good faith of management. The amount of time and expertise expended on the affairs of the Company by each member of the Company's management team and each director will vary according to the Company's needs. Management has established employment agreements for the C-level positions of the Company. Management has not and does not intend to acquire any key-person insurance policies and there is, therefore, a risk that the departure of any member of management, the Board, or any key employee or consultant, could have a material adverse effect on the Company's future. In addition, the inability to find suitable directors for the Board or replacements for any key employees following departure will likely have a material adverse effect on the Company's business.

Government Supply Agreements and Other Customer Relationships

A significant portion of the Company's revenues currently depends on it maintaining supply agreements with the various Canadian provinces and territories. Looking ahead, HEXO expects to derive a significant portion of its revenues from the recently legalized adult-use cannabis industry and market in Canada, including through its agreements with the SQDC in Québec, the Ontario Cannabis Retail Corporation (the "OCRC") in Ontario and the BCLDB in British Columbia.

These contractual relationships, however, are dependent on a number of factors and alterations to, or the termination of, such relationships may adversely impact the Company's business, financial condition and operations. Indeed, the agreements with the SQDC, the OCRC and the BCLDB do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO. The amount of cannabis that the SQDC, the OCRC and the BCLDB may purchase under HEXO's agreements with them may therefore vary from what HEXO expects or has planned for. As a result, HEXO's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the SQDC, the OCRC and the BCLDB. If any of the SQDC, the OCRC or the BCLDB decides to purchase lower volumes of products from HEXO than HEXO expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase HEXO's cannabis products at all, HEXO's revenues could be materially adversely affected, which could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects. For additional information regarding HEXO's supply agreements, see "Description of the Business - Supply Channels".

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards. Any failure by us to comply with such standards could result in our being downgraded or disqualified as a supplier and would severely impede or eliminate our ability to access certain markets within Canada.

Reliance on Limited Cultivation and Production Facilities

With the acquisition of Redecan, HEXO obtained additional cultivation and processing capacity, notably with the Fenwick Facility, the Ridgeville Facility and the Hagersville Facility. However, at present and until the completion of the integration of Redecan's operations into those of the Company, HEXO's production activities, including cultivation, harvesting, drying and curing, processing and extraction and packaging activities remain mainly carried out at its facility in Gatineau, Québec. Adverse changes or developments affecting the Gatineau facility including but not limited to changes to municipal laws regarding zoning, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms, would have a material and adverse effect on HEXO's business, financial condition, results of operations and prospects. In addition, HEXO bears all of the costs of maintenance and upkeep of the Gatineau facility. HEXO's operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

Because of the nature of HEXO's products and the limited legal channels for distribution, as well as the concentration of inventory in the Gatineau facility, HEXO is subject to the risk of theft of its product and other security breaches. A security breach at the Gatineau facility could result in a significant loss of available product, expose HEXO to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of similar thefts, any of which could have an adverse effect on HEXO's business, financial condition, results of operations and prospects.

Dependence on Suppliers and Skilled Labour

HEXO's ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that HEXO will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by HEXO's capital expenditure program may be significantly greater than anticipated by its management, and may be greater than funds available to HEXO, in which circumstance HEXO may curtail, or extend the timeframes for completing, its capital expenditure plans. Moreover, as HEXO scales back its operations, HEXO may experience difficulties retaining its workforce. Failure in retaining employees through the changing market and regulatory environment may affect HEXO's growth plans.

Reliance on Third Party Distributors and Other Service or Logistics Providers

HEXO relies on third party distributors and other service or logistics providers, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute its products or provide other services. If these distributors and service providers do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of HEXO's products or provision of HEXO's services, or if these third parties damage HEXO's products or reputation, it could have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any damage to HEXO's products, such as product spoilage, could expose HEXO to potential product liability, damage its reputation and the reputation of its brands or otherwise harm its business.

Scale of Operations

The Company has implemented supplier arrangements across all provinces and two territories. Should demand for HEXO's products increase, HEXO may be unable to fulfil any such increased demand. Although the Company is currently on track to meet its intended capacity goals, delays in meeting its capacity goals could result in unfulfilled purchase orders and HEXO may lose a significant amount of sales. Any inability to secure the required supply of cannabis to meet the demands of supplier agreements either by means of internal generation or through acquisition could have a materially adverse impact on operating results of the Company.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Tilray Commercial Agreements

The Company entered into the Commercial Agreements with Tilray in order to create the opportunity to realize certain benefits including, among other things, potential cost savings and operational synergies. As a result, the implementation of the Commercial Agreements will present challenges to management, including the integration of operations, various forms of technology, information technology and accounting systems, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention and the loss of key employees or customers.

If the Company is unable to successfully build its partnership with Tilray in an efficient and effective manner, the anticipated benefits and cost savings of the Commercial Agreements may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits and cost savings of the Commercial Agreements, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Company.

Failure of Quality Control Systems

The quality and safety of HEXO's products are critical to the success of HEXO's business and operations. As such, it is imperative that HEXO's (and its service providers') quality control systems operate effectively and successfully.  Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although HEXO strives to ensure that all of its service providers have implemented and adhere to high calibre quality control systems, HEXO could experience a significant failure or deterioration of such quality control systems. If, as a result of a failure in HEXO (or HEXO's service providers') quality control systems, contamination of, or damage to, HEXO's inventory or packaged products occurs, HEXO may incur significant costs in replacing the inventory and recalling products. HEXO may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in the affected products. A loss of sales volume from a contamination event may occur, and such a loss may affect HEXO's ability to supply its current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. HEXO may also be subject to legal action as a result of a contamination, which could result in negative publicity and affect HEXO's sales. During this time, HEXO's competitors may benefit from an increased market share that could be difficult and costly to regain.

Transportation of Cannabis Products

Due to the direct-to-consumer shipping model for medical cannabis in Canada, HEXO depends on fast and efficient third party transportation services to distribute its medical cannabis products. In addition, Canadian adult-use distribution rules take various forms on a jurisdiction-by-jurisdiction basis and often require HEXO to employ third parties to deliver HEXO's products to central government sites.  Any prolonged disruption of third party transportation services could have a material adverse effect on HEXO's sales volumes or HEXO's end users' satisfaction with its products.  Rising costs associated with third party transportation services used by HEXO to ship its products may also adversely impact its profitability.

The security of HEXO's products during transportation to and from HEXO's facilities is of the utmost concern. A breach of security at one of our facilities, or during transport or delivery, could result in the significant loss of product as well as customers and may expose HEXO to additional liability, including regulatory fines, litigation or increased expenses relating to the resolution and future prevention of similar events. Any failure to take steps necessary to ensure the safekeeping of HEXO's cannabis could also have an impact on HEXO's ability to continue operating under its existing licences, to renew or receiving amendments to HEXO's existing licences or to receive required new licences.

Cybersecurity Risks

The information systems maintained by HEXO and any third party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third party service providers, employees or vendors. HEXO's operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if HEXO is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact HEXO's reputation and results of operations.

In addition, HEXO collects and stores certain personal information about patients who purchase its medical cannabis and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA") and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If HEXO was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations, financial condition and prospects of HEXO.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Fraudulent or Illegal Activities by Employees, Contractors or Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against HEXO, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Business Risks

Development of Brands, Products and Technologies

HEXO's business depends significantly on successfully developing and maintaining strong brands, products and technologies. In the future, HEXO may also leverage the brands of third parties through joint ventures or partnerships. The cannabis industry is in its early stages of development and building a strong brand image is an integral part of the growth strategies for HEXO and its competitors. HEXO believes that the strength of its brands and products has significantly contributed to the success of its business. Developing and enhancing HEXO's brands may require HEXO to make substantial investments in areas such as research and development, product design, marketing, and employee training, and these investments are costly and may not be successful. Leveraging others' brands through joint ventures or partnerships may result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such future joint ventures or partnerships will be achieved on satisfactory terms, or at all, or achieve the expected benefits to HEXO's business. Failure to develop or maintain strong brands and products may materially and adversely affect HEXO's business, financial condition, results of operations and prospects.

HEXO and its competitors are also actively seeking to develop new products in order to keep pace with any new market developments and generate revenue growth. HEXO may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

The technologies, process and formulations HEXO uses may also face competition or become obsolete. Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the cannabis business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render HEXO's products obsolete, less competitive or less marketable. The process of developing new products is complex and requires significant continuing costs, development efforts and third party commitments. HEXO may be unable to anticipate changes in customer requirements that could make its existing technology, processes or formulations obsolete. HEXO's success will depend on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect HEXO's business, financial condition, results of operations and prospects.

Intellectual Property

HEXO's continued success depends significantly on the protection of its trademarks, patents and intellectual property rights. HEXO has been granted numerous trademark registrations covering its brands and products and has filed, and expects to continue to file, trademark and patent applications seeking to protect newly developed intellectual property. With respect to the trademark and patent applications that HEXO has filed, HEXO cannot offer any assurances about whether such applications will be granted. Even if trademark and patent applications are successfully approved, third parties may challenge their validity, enforceability, or scope, which may result in such trademarks or patents being narrowed, found unenforceable or invalidated. Even if they are unchallenged, any trademark or patent applications and future trademarks and patents may not adequately protect HEXO's intellectual property, provide exclusivity for its products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair HEXO's ability to prevent competition from third parties, which may have an adverse impact on HEXO's business.

Unauthorized parties may also attempt to replicate or otherwise obtain and use HEXO's products and technology. Policing the unauthorized use of HEXO's existing or future trademarks, patents or other intellectual property rights could be difficult, expensive, time consuming and unpredictable, as may be enforcing these rights. Identifying the unauthorized use of intellectual property rights is difficult as HEXO may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicenced dispensaries and black-market participants, and the processes used to produce such products. In addition, in any infringement proceeding, HEXO's existing or future trademarks, patents or other intellectual property rights or other proprietary know-how may be found invalid, unenforceable, anti-competitive or not infringed or may be interpreted narrowly and such proceeding could put existing intellectual property applications at risk of not being issued.

In addition, other parties may claim that HEXO's products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources and legal fees, result in injunctions or temporary restraining orders or require the payment of damages.

HEXO also relies on certain trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. HEXO's trade secrets, technical know-how and proprietary information, which are not protected by patents, may become known to or be independently developed by competitors, which could adversely affect HEXO.

Joint Venture and Strategic Alliance Risks

HEXO has entered into, and intends to enter into in the future, joint ventures and strategic alliances with third parties that it believes will complement or augment HEXO's existing business. Joint ventures and strategic alliances could present unforeseen obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including: (i) HEXO may not control the joint ventures or strategic alliances; (ii) where HEXO does not have substantial decision-making authority, it may experience impasses or disputes with its joint venture or strategic alliance partners on certain decisions, which could require HEXO to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iii) joint venture or strategic alliance partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as partners; (iv) joint venture or strategic alliance partners may have business or economic interests that are inconsistent with HEXO's and may take actions contrary to HEXO's interests; (v) HEXO may suffer losses as a result of actions taken by its joint venture or strategic alliance partners with respect to joint venture investments or strategic alliances; and (vi) it may be difficult for HEXO to exit a joint venture or strategic alliance if an impasse arises or if HEXO desires to sell its interest for any reason. In addition, HEXO's ability to enter into or complete future joint ventures or strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital and there can be no assurance that HEXO will be able to consummate any future joint venture or strategic alliance on satisfactory terms, or at all, or such future joint venture or strategic alliance will achieve the desired benefits. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance HEXO's business and may involve risks that could adversely affect HEXO, including the investment of significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in HEXO incurring debt, costs and contingent liabilities or issuing equity or convertible securities, and there can be no assurance that future strategic alliances will achieve, or that HEXO's existing strategic alliances will continue to achieve, the expected benefits to its business or that HEXO will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Realization of Growth Targets

The Company's growth strategy contemplates outfitting and completing its facilities with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

• delays in obtaining, or conditions imposed by, regulatory approvals;

• failure to obtain anticipated licence capacity increases;

• plant design errors, non-performance by third party contractors, increases in materials or labour costs or construction performance falling below expected levels of output or efficiency;

• environmental pollution;

• contractor operator errors or breakdowns, aging or failure of equipment or processes;

• labour disputes, disruptions or declines in productivity or inability to attract sufficient numbers of qualified workers;

• disruption or delay in acquiring incremental supply of energy and utilities as needed; and

• incidents and/or extraordinary catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or its business plan.

U.S. Related Risks

Restrictions on U.S. Activities

HEXO only conducts business in jurisdictions outside of Canada where such activities are legally permissible in accordance with the laws of the applicable foreign jurisdiction, the federal, provincial and territorial laws of Canada and the rules, policies and regulations of the TSX and the Nasdaq. The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the "CSA"). Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the "CSIEA").

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as a compound in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the "FDCA"). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company's production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. hemp derived CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO's U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Requirements") to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

Investment Company Status

The U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), prohibits a non-U.S. issuer that is an "investment company" as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an "investment company" for purposes of the Investment Company Act if it owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an "investment company," we hold assets that are investment securities, including our interest in Truss. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interest in Truss, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which we would be unable to comply with.

PFIC Risks

If the Company is classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") in the current or future tax years, a U.S. holder of Common Shares may suffer adverse U.S. federal income tax consequences. The Company believes that it was not a PFIC for the fiscal year ended July 31, 2022 and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). See "Certain U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules" for a discussion of such potential consequences.

Enforceability of Actions Under U.S. Federal Securities Laws

Although the Company has appointed an agent for service of process in the United States, it may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws. The Company is incorporated under the laws of the Province of Ontario, Canada. A majority of its directors and officers reside in Canada. Because the assets of the Company and certain persons may be located outside the United States, it may be difficult for United States investors to effect service of process in the United States upon the Company or a majority of the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. federal securities laws or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Entry into the United States

Requirements for international travelers wishing to enter the United States are governed by and conducted in accordance with U.S. federal law. Although medical and recreational cannabis may be legal in some U.S. states and Canada, the sale, possession, production and distribution of cannabis containing 0.3% or more THC or the facilitation of the aforementioned remains illegal under U.S. federal law, and significant regulation or the transportation of cannabis across state and national borders continues to apply. Consequently, persons seeking to enter the United States who are not U.S. citizens may be denied entry if the purpose of their visit is related to cannabis or the cannabis industry, and potentially also as a result of other connections to cannabis or the cannabis industry, including investments in cannabis companies.

Regulatory and Compliance Risks

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

In Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act and regulations thereunder provide a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, and medical use. Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the CSIEA. HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is considering entering into the U.S. CBD market, it would only do so in full compliance with the CSA, the CSIEA and all other applicable federal and state laws. Therefore, HEXO believes that it is not and will not become subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company's business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO's compliance with its licencing requirements. HEXO's existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company's business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

In addition, we may be subject to enforcement proceedings resulting from a failure to comply with applicable regulatory requirements in Canada or other jurisdictions, which could result in:

  damage awards;
  revocation of, suspension of or imposition of additional conditions on our licences;
  the denial of the renewal of our existing licences, authorizations or permits;
  the denial of the approval of any applications for future licences, authorizations or permits;
  recalls of products or product seizures;
  the suspension or expulsion from a particular market or jurisdiction or of our key personnel;
  the imposition of future operating restrictions on our business or operations; or
  the imposition of civil, regulatory or criminal fines or penalties against the Company, its officers and directors and other parties.

These enforcement actions could delay or entirely prevent the Company from continuing the production, testing, marketing, sale or distribution of its products and divert management's attention and resources away from its business operations. In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company's product or services in any way, the Company's revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada's administration, application and enforcement of the regime established by Health Canada on HEXO and HEXO's business in Canada, or the administration, application and enforcement of the laws of other countries by the appropriate regulators in those countries, may significantly delay or impact HEXO's ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop cannabis products and produce and sell these cannabis products.

Further, Health Canada or the regulatory authorities may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Reliance on Licence Renewal and Amendment

HEXO's business operations are dependent on being licenced under the Cannabis Act. All licences must be renewed annually. HEXO's Gatineau Licence expires on April 7, 2023, the HEXO R&D Licence expires on October 25, 2024, the Fenwick License expires on September 25, 2023, the Ridgeville License expires June 26, 2023 and the Hagersville License expires May 1, 2023. Prior to the expiry of each licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO. The Company is not currently aware of any circumstances that would impede the renewal of any of its licences.

HEXO believes it complies in all material respects with the terms of its licences and it is not aware of any reason why it would not be able to renew its licences upon their expiry. However, there can be no guarantee that Health Canada will renew one or more of HEXO's licences, or that any such renewal will occur in a timely fashion or on terms similar to HEXO's existing licences or otherwise acceptable to HEXO and its business. Should Health Canada not renew one or more of HEXO's licences, delay the renewal of one or more of its licences or renew one or more of its licence on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018 and govern the federal legalization and regulation of adult-use cannabis in Canada. The Cannabis Act sets out broad prohibitions on the promotion of cannabis. Under the Cannabis Act, subject to certain limited exceptions, it is prohibited to promote cannabis including by means of a testimonial or endorsement, doing so in a manner that there are reasonable grounds to believe could be appealing to young persons, and presenting it or any of its brand elements in a manner that associates it or the brand element with or evokes a positive or negative emotion about or image of, a way of life such as one that includes glamour, recreation, excitement, vitality, risk or daring. The Cannabis Act also sets out strict requirements for packaging.

Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals for sale. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada's administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches. These provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licenced cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company's margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company's business, financial condition, results of operations and prospects.

The adult-use cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this section, "Risk Factors". If any of these shared risks occur, HEXO's business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against HEXO.

Constraints on Marketing Products

The development of the Company's business and operating results may be hindered by applicable restrictions on promotion, marketing and advertising activities imposed by Health Canada. The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries. If HEXO is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for its products, the Company's sales and operating results could be adversely affected.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Market and Economic Risks

Competition

HEXO faces intense competition from licenced producers and other companies, some of which can be expected to have greater financial, production, marketing, research and development, technical and human resources experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have greater resources and experience in all of these areas as well as increased geographic scope.

As a result, HEXO's competitors may be more successful than HEXO in gaining market penetration and market share.  HEXO's commercial opportunity in the adult-use market could be reduced or eliminated if its competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient or less expensive than the products that we may produce, have greater sales, marketing and distribution support than HEXO's products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over HEXO's products and receive more favourable publicity than HEXO's products. If HEXO's adult-use products do not achieve an adequate level of acceptance by the adult-use market, HEXO may not generate sufficient revenue from these products, and HEXO's adult-use business may not become profitable.

As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

The number of licences granted and the number of licenced producers ultimately authorized by Health Canada could have an impact on the operations of the Company. HEXO expects to face additional competition from new market entrants that are granted licences under the Cannabis Act or existing licence holders which are not yet active in the industry. If a significant number of new licences are granted by Health Canada in the near-term future, HEXO may experience increased competition for market share.

If the national demand of adult-use cannabis in Canada increases, along with an increased number of licenced producers, HEXO expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, HEXO will require a continued high level of investment in joint enterprises, research and development, marketing, sales and client support. HEXO may not have sufficient resources to maintain and support these efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Moreover, the Cannabis Act and relevant provincial and territorial legislation allows individuals in certain jurisdictions to cultivate, propagate, harvest and distribute up to four cannabis plants per household, provided that each plant meets certain requirements. If we are unable to effectively compete with other suppliers to the adult-use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, HEXO's success in the adult-use business may be limited and may not fulfill the expectations of management.

Any or all of these events could materially and adversely affect the business, financial condition, results of operations and prospects of the Company.

Price Volatility of the Common Shares

The outstanding Common Shares are listed on the TSX and the Nasdaq, under the symbol "HEXO". The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO's control. Companies in the cannabis sector have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the trading price of the Common Shares may be materially and adversely affected.

COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread to over 200 countries and territories and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chains and the manufacture or shipment of the Company’s products and adversely impact the Company’s business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees.

The Company has taken steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers, such as limiting access to essential personnel and protocols around sanitation and social distancing. Despite these mitigation steps, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our labour inputs and cultivation and processing activities, supply chains and sales channels and changes in product demand. For instance, the precautionary measures taken by the Company and similar measures taken by other businesses may adversely impact the Company's labour productivity and its supply chains.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company's cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company's business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company's ability to successfully market and sell its products. While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licenced producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer "social distancing" behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company's operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company's business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since November 30, 2019, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company's operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company's current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Vulnerability to Rising Energy Costs

The Company's cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Although the cultivating activities are mostly located in Québec and Ontario, which have some of the lowest hydro rates in the country, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Impact of the Illicit Supply of Cannabis

In addition to competition from licenced producers and those able to produce cannabis legally without a licence, we also face competition from unlicenced and unregulated market participants, including illegal dispensaries and black-market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult-use cannabis in Canada, black-market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black-market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, (ii) use delivery methods, including edibles, concentrates and extract vaporizers, that we are currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicenced distribution channels to begin purchasing from licenced producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicenced cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licenced cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

Supply and Price Fluctuations

Cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, HEXO's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond HEXO's control, including the novelty of legalization, which may wear off.  A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support HEXO's current or future production levels or that HEXO will be able to generate sufficient revenue to be profitable.

Risks Inherent in an Agricultural Business

A key aspect of HEXO's business is growing cannabis, and as such the Company is exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for the Company's customers. To mitigate the risk, HEXO has trained personnel to carefully monitor the growing conditions. Although HEXO grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance the natural elements will not have a material adverse effect on the production of its products.

Limited Operating History

The cannabis industry and HEXO are in an early stage of development and HEXO is subject to the risks any early stage business faces. HEXO has incurred operating losses since commencing operations. The success of the Company is dependent on, among other things, eventual profitability of operations, ability to raise funds when necessary in a timely manner, and senior management's ability to execute on strategy. The Company may incur losses in the future and may not achieve profitability.

Wholesale Price Instability

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company's operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company's profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company's control. Any price decline may have a material adverse effect on the Company's business, financial condition and results of operations.

Macroeconomic and Other Geo-Political Risks

HEXO's business is subject to risks associated with adverse economic conditions in Canada and globally, including economic slowdown, inflation and the disruption, volatility and tightening of credit and capital markets. Increases in unemployment rates, tax increases, governmental spending cuts or a return of high levels of inflation could adversely affect consumer spending patterns and result in a reduction in consumption of cannabis products in Canada and elsewhere in the world, including HEXO's products. HEXO's business, financial condition, results of operations and prospects may suffer as a result. These conditions could also worsen cash flows, liquidity and access to capital for HEXO and cause and other financial hardships for HEXO and its suppliers, distributors, retailers and clients, thereby adversely impacting HEXO's ability to produce and distribute its products.

In addition, natural disasters, pandemic outbreaks, boycotts, civil unrest and other geo-political disruptions could adversely affect HEXO. These events may damage HEXO's properties, deny HEXO access to an adequate workforce, increase the cost of energy and other raw materials, temporarily or permanently close HEXO's facilities, disrupt the production, supply and distribution of HEXO's products and disrupt HEXO's information systems.

Dividends

HEXO has never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

Risk Related to Listing and Trading of our Securities

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company's stock option plan and upon the exercise of outstanding warrants. Additionally, Common Shares may be issued in connection with (a) the Standby Agreement, pursuant to which the Company may demand that the Standby Party subscribe for an aggregate of $5 million of Common Shares per month over a period of 36 months for aggregate proceeds of up to $180 million over the term of the Standby Agreement; and/or (b) the 2022 ATM Program, under which the Company is allowed to issue and sell up to US$40 million of Common Shares. Please also see the risk factor above titled "Dilution or Depression of Share Price on Conversion, Redemption or in Satisfaction of Other Payment under the Amended Note" regarding the potential issuance of Common Shares in connection with the Amended Note.

The directors of the Company have discretion to determine the price and the terms of further issuances. Any new equity securities issued by the Company may have rights, preferences and privileges superior to those of holders of Common Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power, and we may experience dilution in our earnings per share. In addition, if the Current Secured Noteholder exercises either its "top-up" right or its pre-emptive right (as described above under "General Development of the Business - Three-Year History - Financing Activities - Acquisition of Senior Secured Convertible Note by Tilray") under the Amended Note, there would be further dilution to existing holders of Common Shares.

Potential Consolidation

If the Company chooses to implement a Consolidation in an effort to regain compliance with the Nasdaq Minimum Share Price Listing Standard, there can be no assurance that this will have the intended impact, absent other factors, or increasing the per share market price of the Common Shares. As aforementioned, the market price of the Common Shares will also be affected by the Company's financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market's perception of the Company's business and other factors, which are unrelated to the number of Common Shares outstanding.

Should the Consolidation be implemented, the market price of the Common Shares immediately following the implementation of the Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Consolidation multiplied by the Consolidation ratio but there is no assurance that the anticipated market price immediately following a possible implementation of the Consolidation would be realized or, if realized, would be sustained or would increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after any implementation of the Consolidation may be lower than the total market capitalization of the Common Shares prior to any such implementation of the Consolidation. If the Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company's overall market capitalization may be greater than would have occurred if the Consolidation had not been implemented. Both the total market capitalization of the Company and the adjusted market price of the Common Shares following any Consolidation implemented by the Company may be lower than they were before any such Consolidation took effect. The reduced number of Common Shares that would be outstanding after any such Consolidation is implemented could adversely affect the liquidity of the Common Shares.

Legal Risks

General Business Risk and Liability

Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Product Liability

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, HEXO faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of HEXO's products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of HEXO's products alone or in combination with other medications or substances could occur. HEXO may be subject to various product liability claims, including, among others, that HEXO's products caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against HEXO could result in increased costs, could adversely affect HEXO's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of HEXO. There can be no assurances that HEXO will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of HEXO's potential products.

Product Recalls or Returns

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of HEXO's products are recalled or returned due to an alleged product defect or for any other reason, HEXO could be required to incur the unexpected expense of the recall or return and any legal proceedings that might arise in connection with the recall. HEXO may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall or return may require significant management attention. Although HEXO has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls or returns, regulatory action or lawsuits. Additionally, if one of HEXO's significant brands were subject to recall or return, the image of that brand and HEXO could be harmed. A recall or return for any of the foregoing reasons could lead to decreased demand for HEXO's products and could have a material adverse effect on the results of operations and financial condition of HEXO. Additionally, product recalls or returns may lead to increased scrutiny of HEXO's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Regarding Vaping Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public's perception of cannabis containing vaping liquids, may result in a reduced market for the Company's vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company's vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company's products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company's business, financial condition, results of operations and prospects.

Sufficiency of Insurance

The Company maintains various types of insurance which may include errors and omissions insurance; directors' and officers' insurance; property coverage; and, general commercial insurance. While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. There can also be no assurance that such insurance will be adequate to cover the Company's liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which it cannot insure or against which it may elect not to insure due to the high cost of insurance premiums or other factors. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. The payment of any such liabilities would reduce the funds available for its normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on its business, financial condition and operations.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Company's common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. While the Company cannot predict the outcome of any litigation it is or may be involved in, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for management and detracts from the Company's ability to fully focus its internal resources on its business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company may be, or from time to time become, party to agreements that contain contractual indemnification provisions that may require the Company to indemnify the contractual counterparty(ies) with respect to the claims against them and their legal costs of defending the actions. A decision adverse to the Company's interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability. Please see "Legal Proceedings and Regulatory Actions" of this AIF for additional information on ongoing legal proceedings the Company is a party to.

Significant Obligations as a Public Company

The Company is subject to evolving corporate governance and disclosure regulations that may from time to time increase HEXO's risk of non-compliance, which could adversely impact the price of the Common Shares. The Company is also subject to various rules and regulations as implemented by a number of governmental and self-regulated bodies, including, but not limited to, the Canadian Securities Administration, the TSX, the International Accounting Standards Board and the Nasdaq. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

As noted elsewhere in this AIF, the Company is not currently in compliance with the Nasdaq's Minimum Share Price Listing Standard, and has until January 23, 2023 to regain compliance with such standard. If the Company does not regain compliance with the Minimum Share Price Listing Standard by January 23, 2023, Nasdaq will provide written notification to the Company that its Common Shares will be subject to delisting. While the Company has sought shareholder approval for the Consolidation as a possible solution to its failure to comply with the Minimum Share Price Listing Standard, there can be no assurance that the market price of the Common Shares will increase following the implementation of a Consolidation to the extent sufficient to cure the Company's non-compliance with the Minimum Share Price Listing Standard and avoid a delisting of the Common Shares from the Nasdaq, or that the market price of the Common Shares will not decrease in the future and again result in non-compliance with the Minimum Share Price Listing Standard. There can also be no assurance that the implementation of the Consolidation will, in and of itself, guarantee the continued listing of the Common Shares on the Nasdaq or that the Common Shares will not be delisted from the Nasdaq because the Company fails to meet other Nasdaq continued listing requirements.

Foreign Activities Risks

International Expansion Risks

Aside from its presence in the U.S., HEXO may consider having additional operations outside of Canada in jurisdictions where medical and/or adult-use recreational cannabis is legally permitted. This may be affected as other countries develop, adopt and change their cannabis laws. Increased international competition, including competition from suppliers in other countries who may be able to produce at lower cost and limitations placed on the Company by Canadian or other regulations, might lower the demand for its cannabis products on a global scale.

In the event that HEXO further expands into jurisdictions outside of Canada, it will be subject to additional business risks, including whether any market for our products will develop or be maintained. HEXO may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit HEXO's ability to successfully expand our operations into such jurisdictions and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect the operations or profitability of HEXO's international operations outside of Canada.  Specifically, HEXO's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on HEXO's international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

The continuation or expansion of HEXO's international operations depends on its ability to renew or secure necessary permits, licences and other approvals. An agency's denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit, licence or approval, could prevent the Company from continuing its operations in, marketing efforts in, or exports to countries other than Canada. Further, the export and import of medical cannabis is subject to United Nations treaties establishing country-by-country quotas and HEXO's export and import permits are subject to these quotas which could limit the amount of cannabis it can export to any particular country.

In addition, if HEXO expands into jurisdictions which are emerging markets, it may encounter political and other risks in emerging markets. Such operations would expose HEXO to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction. Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which HEXO may expand may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

HEXO continues to monitor developments and policies in the emerging markets in which it may expand; however, such developments cannot be accurately predicted and could have an adverse effect on our operations or profitability. Any of the foregoing risks and uncertainties could have a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Ownership or Control Restrictions in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which HEXO may operate in certain countries. Accordingly, HEXO's current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and our ownership or access rights in respect of any property we own or lease in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

Reputational Risks

Unfavourable Publicity or Consumer Perception and Changing Consumer Preferences

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition, cash flows and prospects of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition, cash flows and prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

In addition, the patterns of cannabis consumption in Canada and elsewhere in the world may shift over time due to a variety of factors, including changes in demographics, social trends, public health polices and other leisure or consumption behaviours. If consumer preferences were to move away from HEXO's products or cannabis products in general, or HEXO is unable to anticipate and respond effectively to shifts in consumer behaviours, HEXO's revenue may decline and its business, financial condition, results of operations and prospects may be adversely affected.

Unfavourable Research Results

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The potential medical benefits of cannabinoids are based on published articles and reports but are subject to the experimental parameters, qualifications and limitations in the studies that have been completed. Although HEXO believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for HEXO's products with the potential to lead to a material adverse effect on HEXO's business, financial condition, results of operations and prospects.

Banned Substances

HEXO's products are made from cannabis and contain varying levels of THC and CBD. THC and CBD are banned in many jurisdictions and heavily regulated in many others. Moreover, regulatory frameworks for legal amounts of consumed THC and CBD are evolving. Whether or not ingestion of THC or CBD (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC or CBD attributed to use of HEXO's products. Positive tests may adversely affect the end user's reputation, ability to obtain or retain employment and participation in certain athletic or other activities. A claim or regulatory action against HEXO based on such positive test results could adversely affect HEXO's reputation.

Industry Research

The trading market for HEXO's Common Shares depends, in part, on the research and reports that securities or industry analysts publish about HEXO and its business. If one or more of the analysts who cover HEXO downgrades its Common Shares or publishes inaccurate or unfavourable research about HEXO's business, the trading price of the Common Shares may decline. In addition, if HEXO's results of operations fail to meet the forecasts of analysts, the trading price of the Common Shares may also decline. If one or more of these analysts cease coverage of HEXO or fail to publish reports on HEXO regularly, demand for HEXO's Common Shares could decrease, which might cause the trading price and trading volume to decline.

DIVIDENDS

HEXO has never paid any dividends on the Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends under the Amended Note and, if there is any event of default thereunder, the Debentures issued under the Debenture Private Placement. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Annual Information Form, there are 600,988,447 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

Please see "General Development of the Business - Three-Year History - Financing Activities - December 2019 Private Placement of Convertible Debentures" for a summary of the terms of the Debentures and "General Development of the Business - Three-Year History - Financing Activities - Acquisition of Senior Secured Note by Tilray" for a summary of the terms of the Amended Note.

MARKET FOR SECURITIES

Common Shares

The Common Shares are currently listed and posted for trading on the TSX and the Nasdaq under the trading symbol "HEXO".

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares on the TSX on a monthly basis for the Company's fiscal year ended July 31, 2022.

MONTH	HIGH	LOW	VOLUME
July 2022	$0.32	$0.23	23,185,174
June 2022	$0.36	$0.25	35,235,254
May 2022	$0.55	$0.30	72,086,572
April 2022	$0.81	$0.48	44,293,743
March 2022	$0.94	$0.67	65,674,954
February 2022	$0.92	$0.61	68,142,448
January 2022	$0.93	$0.58	37,325,901
December 2021	$1.43	$0.87	64,362,878
November 2021	$2.35	$1.30	92,299,830
October 2021	$2.44	$1.79	62,150,636
September 2021	$3.16	$2.26	57,125,406
August 2021	$5.00	$2.94	54,504,509

Notes:

(1) Source: MarketWatch.

The following table sets forth the price ranges and monthly trading volumes of the Common Shares on the Nasdaq on a monthly basis for the months or partial months during which the Common Shares were listed and posted for trading on the Nasdaq for the Company's fiscal year ended July 31, 2022. Effective August 24, 2021, the Company transferred its U.S. stock exchange listing from the NYSE to the Nasdaq (see "General Development of the Business - Three Year History - Introduction").

MONTH	HIGH	LOW	VOLUME
July 2022	US$0.25	US$0.18	265,767,374
June 2022	US$0.29	US$0.19	107,328,459
May 2022	US$0.43	US$0.24	176,618,434
April 2022	US$0.65	US$0.37	134,774,282
March 2022	US$0.75	US$0.52	191,175,887
February 2022	US$0.72	US$0.47	159,897,218
January 2022	US$0.75	US$0.46	142,103,840
December 2021	US$1.13	US$0.68	195,409,663
November 2021	US$1.88	US$1.02	291,880,513
October 2021	US$1.97	US$1.45	162,821,209
September 2021	US$2.51	US$1.78	167,279,319
August 2021	US$4.07	US$2.29	169,306,839

Notes:

(1) Source: MarketWatch.

Common Share Purchase Warrants

Certain common share purchase warrants of Newstrike which were listed on the TSXV and which expire on June 19, 2023 were assumed by the Company through the acquisition of Newstrike and continue to trade on the TSXV under the trading symbol "HIP.WT.A". As a result of the Company's acquisition of Newstrike and in accordance with the terms and conditions set out in the supplemental warrant indenture dated May 24, 2019 among HEXO, Newstrike and TSX Trust Company governing the Listed Newstrike Warrants, and reflecting the 2020 Share Consolidation, each Listed Newstrike Warrant is now exercisable for 0.01583 of a Common Share (rather than 1 common share in the capital of Newstrike) at an exercise price of $1 per 0.01583 of a Common Share (or an effective exercise price of approximately $63.17 per one whole Common Share), which represents an increase in the exercise price in a corresponding proportion to give effect to the 0.06332 exchange ratio (adjusted to 0.01583 as result of the 2020 Share Consolidation) in respect of the Company's acquisition of Newstrike. The following table sets forth the price ranges and monthly trading volumes of the Listed Newstrike Warrants on the TSXV on a monthly basis for the Company's fiscal year ended July 31, 2022.

MONTH	HIGH	LOW	VOLUME
July 2022	N/A	N/A	-
June 2022	N/A	N/A	-
May 2022	N/A	N/A	-
April 2022	N/A	N/A	-
March 2022	$0.005	$0.005	156,280
February 2022	$0.005	$0.005	53,000
January 2022	$0.005	$0.005	64,000
December 2021	$0.005	$0.005	200,825
November 2021	$0.015	$0.005	2,147,540
October 2021	$0.015	$0.005	586,150
September 2021	$0.015	$0.010	560,958
August 2021	$0.020	$0.010	829,200

Notes:

(1)  Source: TMX Money

Certain common share purchase warrants of 48North which were listed on TSXV under the symbol "NRTH.WT" and which expire on April 2, 2024, were assumed by the Company through the acquisition of 48North and now trade on the TSX under the symbol "HEXO.WT.A". As a result of the Company's acquisition of 48North and in accordance with the terms and conditions set out in the supplemental warrant indenture dated September 1, 2022 among HEXO, 48North and Computershare Trust Company of Canada governing the Listed 48North Warrants, each Listed 48North Warrant exercised is exercisable for 0.02366 of a Common Share (rather than 1.3888 common shares in the capital of 48North) at an exercise price of $1.73 per 0.02366 of a Common Share (or an effective exercise price of approximately $72.70 per one whole Common Share), which represents an increase in the exercise price in a corresponding proportion to give effect to the 0.02366 exchange ratio in respect of the Company's acquisition of 48North The following table sets out the price ranges and aggregate volumes traded or quoted on the TSXV on a monthly basis for the Company's fiscal year ended July 31, 2022:

MONTH	HIGH	LOW	VOLUME
July 2022	$0.010	$0.005	636,750
June 2022	$0.020	$0.010	204,000
May 2022	$0.020	$0.010	299,850
April 2022	$0.025	$0.020	161,644
March 2022	$0.020	$0.010	172,114
February 2022	$0.025	$0.010	227,644
January 2022	$0.025	$0.020	609,450
December 2021	$0.025	$0.015	749,500
November 2021	$0.030	$0.015	570,330
October 2021	$0.030	$0.015	650,188
September 2021	$0.250	$0.010	497,217
August 2021(2)	$0.020	$0.150	909,600

Notes:

(1) Sources: TMX Money (except for August 2021; Barchart.com).

(2) Trading under the symbol "NRTH.WT"

PRIOR SALES

Below is a summary of the details with respect to the following outstanding securities that are not listed or quoted on a marketplace issued by the Company during the Company's fiscal year ended July 31, 2022:

Date	Type of Security Issued	Note	Issuance/Exercise Price per Security	Issued
November 1, 2021	Stock options	1	$1.86	3,275,193
November 1, 2021	Restricted share units	2	$1.74	1,517,236
March 21, 2022	Stock options	3	$0.75	4,745,103
March 21, 2022	Deferred share units	4	$0.75	4,088,386
April 28, 2022	Stock options	5	$0.51	3,017,817
June 16, 2022	Stock options	6	$0.28	6,813,793

Notes:

(1) The Company granted 2,327,613 stock options to executives and 947,580 stock options to employees.

(2) Restricted share units granted to directors and executives of the Company.

(3) The Company granted 2,491,034 stock options to executives and 2,254,069 stock options to employees.

(4) Deferred share units granted to directors of the Company.

(5) The Company granted 2,839,660 stock options to executives and 178,157 stock options to employees.

(6) The Company granted 6,192,033 stock options to executives and 621,760 stock options to employees

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

To the Company's knowledge, there exist no securities of the Company in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets out, as at the date of this AIF, the names, provinces and country of residence of the directors and executive officers of HEXO, their positions and offices with HEXO, the dates since which they have served as a director or executive officer of HEXO, their present principal occupations, and the number and percentage of Common Shares which they beneficially own or over which they have control or direction, directly or indirectly. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name and Residence	Position and Offices Held with the Company	Director or Officer Since (1)	Principal Occupation (2)	Number and % of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly (3)
Mark Attanasio Ontario, Canada	Executive Chairman and Chair of Board of Directors	February 22, 2022 (7)	Director of Nocera Investment Corp.	Nil (0.00%)
Hélène Fortin (4) (5) (12) Québec, Canada	Director and Chair of the Audit Committee	February 22, 2022 (7)	Advisory Partner, LF&B-CPA	1,000 (0.00%)
Rose Marie Gage (4) (5) Ontario, Canada	Director, Vice-Chair of the Board of Director and Chair of the Board of Directors' Environmental, Social and Governance Committee	January 13, 2021(7)	Director	13,831 (0.00%)

Name and Residence	Position and Offices Held with the Company	Director or Officer Since (1)	Principal Occupation (2)	Number and % of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly (3)
Peter James Montour (5) Ontario, Canada	Director	September 1, 2021(7)	Director	6,142,098(10) (1.02%)
William Todd Montour Ontario, Canada	Director	January 5, 2022(7)	Director	6,142,098(11) (1.02%)
Rob Godfrey (5) Ontario, Canada	Director	February 22, 2022(7)	President of Brown Lab Industries Inc. and President & Chief Executive Officer of Vector Health Laboratories Ltd.	Nil (0.00%)
Vincent Chiara (4) Québec, Canada	Director	November 4, 2016(8)	President of Groupe Mach Inc.	3,610,368(6) (0.60%)
Denise Faltischek New York, U.S.	Director	July 12, 2022 (7)(12)	Chief Strategy Officer and Head of International for Tilray	Nil (0.00%)
Roger Savell New York, U.S.	Nominee	July 12, 2022(13)	Chief Administrative Officer for Tilray	Nil (0.00%)
Charlie Bowman Virginia, U.S.	President and Chief Executive Officer	April 29, 2022	President and Chief Executive Officer of HEXO	Nil (0.00%)
Julius Ivancsits Florida, U.S.	Chief Financial Officer (Acting)	May 16, 2022	Chief Financial Officer of HEXO	Nil (0.00%)
Joëlle Maurais Québec, Canada	General Counsel and Corporate Secretary	June 15, 2022	General Counsel of HEXO	Nil (0.00%)
Richard Redekop Ontario, Canada	VP, Cultivation and Operations	June 15, 2022	VP, Cultivation and Operations	12,284,197 (2.04%)
Jackie Fletcher Ontario, Canada	VP, Innovation	June 15, 2022	VP, Innovation	Nil (0.00%)

Notes:

(1) The term of the current directors shall expire at the conclusion of the following annual meeting of the shareholders of the Company.

(2) For details on the principal occupations of the directors and officers during the past five years, see "Biographical Information".

(3) Percentage of securities is calculated from the total number of issued and outstanding shares as of July 31, 2022, being 600,988,447  shares.

(4) Member of the Audit Committee.

(5) Member of the Environmental, Social and Governance Committee.

(6) Includes 1,542,858 Common Shares owned of record by Casale HC Limited Partnership and 1,993,710 shares owned of record by SMA Trust, which are owned and/or controlled by Mr. Chiara.

(7) Reflects the date of first appointment as a director.

(8) Reflects the date of appointment to Predecessor THCX.

(9) Ms. Fortin serves as the Financial Expert of the Company's Audit Committee.

(10) Common Shares owned of record by 2831364 Ontario Inc., which is owned and controlled by Mr. P. Montour.

(11) Common Shares owned of record by 2831367 Ontario Inc., which is owned and controlled by Mr. W. Montour.

(12) Ms. Faltischek appointment took effect on July 12, 2022.

(13) Mr. Savell is a nominee from the Current Senior Noteholder and his appointment will take effect upon the receipt of his security clearance from Health Canada.

As of the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly, an aggregate 28,193,592 Common Shares, representing 4.69% of the issued and outstanding Common Shares.

Biographical Information

Mark Attanasio - Executive Chairman and Chair of the Board

Mr. Attanasio is currently a director of Nocera Investment Corp, a private investment fund focused on high growth venture companies, a position he has held since 2015. Mr. Attanasio also serves a director of GhostRetail. Mr. Attanasio began his career as a Chartered Accountant and spent four years at PricewaterhouseCoopers LLP in Audit and Advisory Services. He spent 11 years at National Bank Financial, starting in the M&A group, then served four years as Director of Global Equity Derivatives, where he managed a proprietary trading portfolio of bank capital. In 2014, he was hired by Dundee Corporation as Executive Vice President, Merchant Banking, overseeing a portfolio of investments in multiple sectors. From there, he was appointed President of Dundee Capital Markets, where he managed all aspects of the capital markets business. Mr. Attanasio then led a management buyout of Dundee Capital Markets and became co-founder and CEO of Eight Capital, formerly known as Dundee Capital Markets. Mark Attanasio graduated from the University of British Columbia with a Bachelor of Science. He holds the CA and CPA accountancy designations.

Hélène F. Fortin - Chair of the Audit Committee

Ms. Fortin FCPA auditor, FCA, ICD.D-IAS.A completed a Bachelor of Commerce - Finance and Accounting from Concordia University in 1979 placing first in the program, and a year later a post graduate Diploma in Public Accountancy (Honours List) from McGill University. She became a CA in 1982 while working with one of the big CA firms (Coopers & Lybrand, now PwC). Ms. Fortin completed the directors' education program from the Rotman School of Business and obtained her ICD.D designation in 2006 from the Institute of Corporate Directors (ICD). Ms. Fortin was awarded the Fellow designation by the Québec Order of Chartered Accountants in 2010 (FCA), and from CPA Québec in 2012 (FCPA).

A member of CPA Québec, she lectured in Accounting and Auditing during more than 20 years at many universities. She was actively involved from 1982 to 2019 with the Canadian Institute of Chartered Accountants (CPA Canada): on the Interprovincial Board of Evaluators, and with the Auditing and Assurance Standards Board during which time the 36 international standards of auditing were adopted in Canada from 2006 to 2009. From 1985 to 1990, Ms. Fortin participated in the series of acquisitions of companies that punctuated the growth of Quebecor Inc (TSX QBR.B). She since returned to practising public accountancy as an audit, assurance and advisory partner now managing her own firm LFB CPA, assisting clients in various aspects from financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. She is actively involved with asset management and financing/funding strategies.

Ms. Fortin has been serving on boards of directors of large public and private corporations since 2003: Chair of the audit committees of UBS Bank (Canada), and VoiceAge Corporation, member of the Audit and Oversight Committee of the Senate of Canada, and Justice Canada audit and advisory committee. Former boards include: Loto Québec, Institute of Corporate Directors/Québec, Concordia University, Assuris, CBC Radio-Canada, Hydro-Québec, Infrastructure Québec, TSX-listed corporations Bellus Health, Neptune Wellness Solutions, and Groupe BV, Foundation of Stars and Armand-Frappier/INRS Foundation, federal department audit committee of the Public Service Commission, Canada Economic Development Agency for Québec regions and Agriculture/AgriFood Canada.

Ms. Fortin brings forty years of experience as an audit, assurance and advisory partner, contributing to the experience and qualifications the Board seeks predominately through extensive qualifications to support and refine the Board's audit committee. She currently manages her own firm, LFB CPA, assisting clients in various aspects of financing strategies and implementation, reporting, compliance, structuring, acquisitions, accounting, tax, controls and governance. Ms. Fortin has served on three public company boards, having chaired the audit committee of two, and has experience serving on fifteen private company boards in addition to other non-profit and organizational boards. Ms. Fortin brings to the Board a depth of expertise in financial regulation, a demonstrated commercial and financial acumen to assist HEXO at this pivotal inflection point, and a wealth of corporate governance experience.

Rose Marie Gage - Vice-Chair of the Board and Chair of the Environmental, Social and Governance Committee

Ms. Gage is a Chartered Director, GCB.D ESG accredited  and professional advisor. She serves as HEXO’s Vice-Chair and Chair of Environmental, Social and Governance (ESG) Committee and serves on the following Boards: Independent Director, Chair (ESG) and member of the Audit Committee for CO2 GRO Inc., a publicly traded argi-clean tech company, Vice-Chair, Agricultural Research Institute of Ontario (provincially appointed). She is the former Independent Director and Chair, People and Sustainability and member of the Audit Committee at Link Energy Supply Inc. (privately held) and former Chair, Ontario Agri-Food Technologies, a not-for-profit. She has 22 years of board service experience. Through her past Board, Agency and Association service plus her C-Suite experience (CEO of Ag Energy, a provincially licensed energy retailer; CMO Schneider Electric Canada (responsible for managing an annualized multi-million dollars budget) and CMO, GE Capital Distribution Equipment Finance) plus large several decades of experience working with large multinationals (Westinghouse, Eaton Corp., GE, Schneider Electric) with the focus of growth, change, M&A, integration and strategy. Ms. Gage is the inaugural member of the Conference Board of Canada’s Centre of Excellence for Women’s Advancement, served as Vice-Chair of the Women-In-Leadership Foundation. She is certified as a Lean-Six Sigma Quality leader, as a Chartered Director, Carnegie Mellon-NACD Cyber-Security Director Oversight and attained her ESG Competent Boards GCB.D accreditation. She holds a Hons. Bach. Of  Commerce (Accounting and Finance specialization) from McMaster University, and Rotman School of Business and Harvard School of Business Executive Education. Ms. Gage is the recipient of the Directors College Outstanding Achievement in Governance Award, the Canadian Board Diversity Council’s Diversity 50 Award and the Women of Inspiration – Integrity Award.

Rob Godfrey - Director

Mr. Godfrey is the President of Brown Lab Industries Inc., a consulting and property management company, a position he has held since 2002, and is the President and CEO of Vector Health Labs, a laboratory services company, a position he has held since 2021. Mr. Godfrey also serves as a director of Bragg Gaming Group Inc., a publicly-traded company on the TSX and is Chairman of Kings Entertainment Group Inc., a publicly traded company on the Canadian Securities Exchange. Mr. Godfrey oversees two portfolio companies: Qwatro USA and UrbanDog Holdings. In addition, Mr. Godfrey is active in Brown Lab's real estate activities including the management of commercial and industrial properties in Ajax, Etobicoke and Toronto. Mr. Godfrey's previous work experience includes Senior Vice President of the Toronto Blue Jays Baseball Club, President of the Toronto Phantoms Arena Football Team and Associate at TD Securities. Mr. Godfrey holds a BA from the University of Western Ontario, and a JD/MBA from Pepperdine University in California.

Will Todd Montour - Director

Mr. Montour is always excited about "What's Next" in the industry and continuously strives to be a trendsetter in the cannabis space. Mr. Montour is the innovative force behind Redecan's unique product line and marketing strategies. He joined the Redecan leadership team in late 2016, before the legalization of cannabis for recreational purposes. Prior to joining the Redecan team, Mr. Montour worked extensively in tobacco manufacturing. His leadership has been instrumental in navigating the Company through all of the early business challenges en route to becoming one of Canada's biggest licensed cannabis producers.

Peter James Montour - Director

Mr. Montour was an owner and managing partner of Redecan since joining in early 2017 when the company expanded from a medical supplier to a leader in today's recreational market. His leadership was instrumental in navigating Redecan through manufacturing, sales, day-to-day operations and key decision-making. Mr. Montour played a major role in the development and success of Redecan's award winning "Redee" pre-rolls which were the first of its kind in the world for the cannabis industry. Prior to joining Redecan, Mr. Montour spent thirteen years with his family's tobacco company which is the largest private owned Indigenous company in the world. There he gained knowledge on all aspects of running a successful business. His passion for innovation and ability to connect with customers has always motivated him to try harder.

Vincent Chiara - Director

Mr. Chiara is sole owner of Groupe Mach Inc. (“Mach”) and also its president, a position he has held in the past five years. He began his career in 1984 as a lawyer specializing in real estate transactions and corporate litigation. In 1999, he ceased practising law and focused on real estate acquisitions and property development through Mach, a private holding company. Mach and its affiliates hold significant investments representing approximately 19 million square feet of real estate (office, retail, residential, industrial and hotel) located primarily in Montreal and Québec City, including the Stock Exchange Tower, the CIBC Tower, the Sun Life Building, the CBC Tower and the University Complex. Mach continues to acquire and redevelop properties across North America while maintaining its institutional reputation within the market.

Denise. Faltischek - Non-Independent Director

Ms. Faltischek was appointed a director on July 12, 2022. She currently serves as Tilray's Chief Strategy Officer and Head of International. Prior to joining Tilray Brands, Ms. Faltischek served as Chief Strategy Officer of Aphria Inc., from September 2019 until May 2021, where she led its global strategy and played a pivotal role in establishing Aphria as a global cannabis leader and oversaw the medical and international businesses. From July 2005 until August 2019, Ms. Faltischek served in numerous roles of increasing responsibility within The Hain Celestial Group, Inc. (NASDAQ: HAIN), a leading organic and natural products company with operations in North America, Europe, Asia and the Middle East. From April 2018 until August 2019, Ms. Faltischek served as Tilray's Executive Vice President and Chief Strategy Officer, Corporate Secretary and prior to that as General Counsel from October 2009 until April 2018.

Roger Savell – Nominee

Effective on closing on July 12, 2022 and pursuant to the terms of the Note Transaction Agreement, Mr. Savell was nominated by Tilray to the Company’s Board of Directors. His appointment as a director of the Company will become effective upon successful completion of Health Canada’s security clearance process for key personnel. Mr. Savell currently serves as Tilray’s Chief Administrative Officer, after retiring as an assurance partner with Ernst & Young LLP. Mr. Savell’s career with Ernst & Young was primarily focused on serving companies throughout the Metropolitan New York Area. Mr. Savell held various leadership roles, including head of the Metropolitan New York Area’s Strategic Growth Markets group and Venture Capital Advisory group. He was also the Partner-in-Charge of the Area’s Ernst & Young Entrepreneur Of The Year® awards program. In these roles, Mr. Savell served many early stage private equity and venture-backed companies, including assisting them through the IPO process. Having served as Coordinating Partner for numerous public and private companies, Mr. Savell has extensive knowledge and experience regarding accounting and auditing issues, including revenue recognition, stock option accounting and corporate governance. He also has extensive experience assisting companies with initial public offerings and other 1933 Act filings, and 1934 Act filings, including Form 10-K’s and 10-Q’s and the Sarbanes-Oxley Act of 2002.

Mr. Savell holds a BA in accounting from the State University at Albany and is a member of the New York State Society of Certified Public Accountants and American Institute of Certified Public Accountants.

Charlie Bowman - President and Chief Executive Officer

Mr. Bowman was appointed President and Chief Executive Officer effective April 29, 2022. Initially hired as General Manager of HEXO USA, Inc. effective February 8, 2021, Mr. Bowman was appointed as the Company's acting Chief Operating Officer on February 9, 2022. In joining the Company, Mr. Bowman brought a wealth of global leadership experience in spanning the past two decades. As HEXO USA, Inc.'s General Manager, Mr. Bowman was responsible for all implementation aspects of the Company's US operations including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the team. Following his appointment as President and Chief Executive Officer, and after resetting operations as acting Chief Operating Officer, he was well positioned to guide HEXO towards becoming cash flow positive. Bringing a wealth of experience tailoring natural biotech ingredients for the health, wellness and nutritional beverage markets, a diverse global background and nearly three decades of experience, Mr. Bowman has held senior leadership roles at leading global ingredient suppliers including BGG and Solix Algredients (Natural Antioxidants), Solazyme, now TerraVia (Algae Oils & Proteins), CP Kelco, and Cargill (Hydrocolloids). Throughout his career, Mr. Bowman has strengthened customer partnerships, customized innovations through extraction expertise and accelerated growth in customer facing operations. An executive known for talent and leadership development, Mr. Bowman has mentored nutrition and beverage executives in the US, China, Japan, Brazil and across Europe. Mr. Bowman graduated from Virginia Tech with a Degree in Food Science & Technology and holds a Master of Business Administration from Averett University.

Julius Ivancsits - Chief Financial Officer (Acting)

Mr. Ivancsits was appointed Chief Financial Officer (Acting) effective May 16, 2022. Mr. Ivancsits will move into a permanent role as Chief Financial Officer upon successful completion of Health Canada’s security clearance process for key personnel. In joining the Company, Mr. Ivancsits brought a wealth of finance leadership experience. In his role, Mr. Ivancsits oversees the Company’s Finance and Accounting organization and plays a key role in executing HEXO's strategy to drive profitable growth and enhance shareholder value. Mr. Ivancsits has extensive international experience in manufacturing with both Private Equity and Family Office sponsors and is well versed in corporate turnarounds. Prior to joining HEXO, he served as CFO at Goba Capital, Alpha Measurement Solutions, and Be Green Packaging along with long multiple roles at CP Kelco with progressively increasing experience.

Joëlle Maurais - General Counsel and Corporate Secretary

Ms. Maurais has been the Company's General Counsel and Corporate Secretary since June 14, 2022. Prior to her appointment by the Board, Ms. Maurais occupied the positions of senior legal counsel and assistant general counsel. Prior to joining the Company in April 2018, Ms. Maurais spent her career practicing corporate commercial law and commercial litigation in private practice, providing strategic business and legal advice to private sectors clients. As General Counsel, Ms. Maurais plays an integral role in crafting and advising on all aspects of the Company's operational, business, growth and legal strategy, including contract negotiations, regulatory compliance, quality assurance, peoples and workforce management, managing legal and regulatory issues, and supporting the Board of Directors in all strategic, operational, business and legal issues. Ms. Maurais is a member in good standing of the Barreau du Québec and the Law Society of Ontario.

Richard Redekop - VP, Cultivation and Operations

Mr. Redekop has been with the Company since closing of the Redecan Acquisition. Mr. Redekop graduated in 2006 with a bachelor of Science (major in horticulture) from the University of Guelph. Having been raised in a family of agricultural entrepreneurs on a tender fruit and vegetable farm, Mr. Redekop spent eight years of his professional careers developing and honing his craft in hydroponic vegetables. Since 2013, Mr. Redekop also gained experience in the science of cannabis cultivation in the context of his founding Redecan and operating its business as then regulated under the MMPR. While Redecan began its operations as a sole proprietorship, the business was eventually incorporated in 2015 and operated under the trade name RedeCan Pharm. Redecan's initial business was in the medical cannabis segment under the MMPR,  with RedeCan Pharm servicing the medical cannabis community. Between 2014 and 2022, Mr. Redekop has been at the helm of Redecan, overseeing its evolution and growth from a leading producer in the medical cannabis to becoming one of Canada's leaders in the recreational cannabis space. Having been the founder and then one of Redecan's co-owner, Mr. Redekop occupied various business positions within the company, including responsible person in charge and master grower and overseeing various aspects of the operations including quality assurance. Mr. Redekop was appointed Vice-President/Cultivation and Operations of the Company effective June 15, 2022.

Jackie Flectcher - VP, Innovation

Ms. Fletcher has been with the Company since the Redecan acquisition in 2021. Following the transition, she was promoted and has supported and overseen many functions including: operations, logistics, supply chain, inventory, product development, project management and research & development. Currently, Ms. Fletcher is the Vice President of Innovation and oversees all research & development, extraction activities including their products and project management which oversees the listing process with the provinces. Ms. Fletcher was a key player in the raise and market domination of Redecan. Joining the team in early 2018, she established the entire extraction product line at Redecan, this included sourcing all equipment, ingredients and packaging. She formulated and developed all extract skus, including; vapes, oils, gummies and capsules, building out all of the quality requirements and standards. She has been key in establishing leading scientific processing guidelines and building out modified and unique processing lines found no where else in the world. Prior to joining Redecan, Ms. Fletcher played a very diverse role in many different realms of scientific research and she has publications and established research in: organic synthesis, bioinformatics, cancer/nerve cytology and plant breeding. With a focus in genetics, Ms. Fletcher graduated from West Virginia State University with a Masters of Biotechnology and from Brock University with an Honours Bachelors of Science in Biotechnology with a focus in organic synthesis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

1. is, as of the date of this Annual Information Form, or was within ten (10) years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company:

(a) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days while the director or chief executive officer was acting in the capacity as director, chief executive officer or financial officer; or,

(b) was subject to a cease trade order, a similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

2. has, within the ten (10) years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

1. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of such persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. Denise Faltischek and Roger Savell were nominated to the Board of Directors of the Company by the Current Secured Noteholder, may have or be in a conflict of interest from time to time given that they are both senior executives of the Current Secured Noteholder, which is (a) the Company’s senior secured creditor under the Amended Note, (b) a competitor of the Company, and (c) party to the Commercial Agreements.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings that HEXO is or was a party to, or that any of its property is or was the subject of, during the year ended July 31, 2022, and no such proceedings are known by HEXO to be contemplated, other than the following proceedings:

  Miller v. HEXO Corp. et al., Québec Superior Court of Justice

The Company and one of its former Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by HEXO regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by HEXO regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by HEXO about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO's management of its inventories. The plaintiffs seek to represent a class comprised of Québec residents who acquired HEXO securities either in an offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified. The action is in a preliminary stage and has not yet been authorized as a class action. Leave application to amend the claim was filed on September 15, 2020, to include all security holders throughout the world (excluding investors who acquired HEXO securities in an offering in the United States between January 23, 2019 and March 30, 2020 and investors who acquired HEXO securities on United States exchanges between January 23, 2019 and March 30, 2020), add allegations of misrepresentations relating to statements made about the value of HEXO's inventory, extend the class period to March 30, 2020 and discontinue the proceedings against CIBC World Markets Inc. and BMO Nesbitt Burns Inc. Judgment authorizing the amendments and the discontinuance as against CIBC World Markets Inc. and BMO Nesbitt Burns Inc. was rendered on November 16, 2020. Defendants have since then examined on discovery the class representatives and filed an expert report. A third leave application to amend the claim was filed on December 3, 2021 to allow Anne Miller to cease to act as plaintiff and to clarify certain allegations of the action. Leave was granted on March 21, 2022. The authorization hearing is scheduled for November 15 and 16, 2022.

  Langevin v. HEXO Corp. et. al., Alberta Court of Queen's Bench

As of July 31, 2022, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

  MediPharm Labs Inc. v. HEXO Operations Inc., Ontario Superior Court of Justice

On January 24, 2020, the Company was served with a statement of claim for $9.8 million commenced by a vendor, MediPharm Labs Inc., in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company's acquisition of Newstrike in May 2019. The statement of claim filed against the Company sought payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purported to contemplate that the Company would purchase certain cannabis products until February 2020. The Company vigorously defended itself against such claim and actively advanced its counterclaim which alleged, among other things, that the supply agreement was void as it was entered into in bad faith. The full amount of the supplier's claim in the amount of $9.8 million was contested by the Company, and the Company sought repayment of the full value of the supply agreement of $35 million from the supplier in its counterclaim. On July 25, 2022, the Company received a judgment from the Ontario Superior Court of Justice awarding the claim in favour of MediPharm Labs Inc. for the sum of $9.8 million plus interest. The Company appealed the Ontario Superior Court of Justice's decision on August 23, 2022.

The Company is not aware of any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, or any settlement agreements the Company has entered into before a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended July 31, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Annual Information Form or in the consolidated financial statements of the Company for the fiscal year ended July 31, 2022, no director or executive officer of HEXO, no shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, nor any associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year that has materially affected or is reasonably expected to materially affect HEXO or any of its subsidiaries. Peter James Montour and William Todd Montour are currently directors of the Company and, through holding companies, were respectively part of the selling Redecan shareholders party to the Redecan Share Purchase Agreement and the Investor Rights Agreement described under the “General Development of the Business - Three Year History - Redecan Acquisition” section of this AIF. Denise Faltischek and Roger Savell were nominated to the Board of Directors of the Company by the Current Secured Noteholder. Ms. Faltischek was appointed a director of the Company effective July 12, 2022 while Mr. Savell’s appointment as a director of the Company will be effective upon successful completion of Health Canada’s security clearance process for key personnel. Both Ms. Faltischek and Mr. Savell are senior executives of the Current Secured Noteholder; consequently, Ms. Faltischek and Mr. Savell may be deemed to have a material interest in each of the Note Transaction Agreement (as amended), the Amended Note and the Commercial Agreements.

TRANSFER AGENT AND REGISTAR

The transfer agent and registrar of the Company is TSX Trust Company at its offices in Toronto, Ontario. The co-transfer agent for the Company in the United States is Continental Stock Transfer & Trust Company at its offices in New York, New York.

MATERIAL CONTRACTS

Except for the contracts noted below and contracts entered into in the ordinary course of business, there are no material contracts entered into by the Company during the Company's fiscal year ended July 31, 2022 or entered into before the fiscal year ended July 31, 2022 and which are still in effect:

1. The Redecan Share Purchase Agreement dated May 28, 2021 between the Company and the former shareholders of Redecan;

2. The Investor Rights Agreement dated May 28, 2021 between the Company and the former shareholders of Redecan;

3. The Transaction Agreement dated April 11, 2022 between the Company, the Current Secured Noteholder and the Former Secured Noteholder as amended and restated on June 14, 2022;

4. The Amended and Restated Senior Secured Convertible Note issued to the Current Secured Noteholder on July 14, 2022 and due May 1, 2026; and

5. The Equity Purchase Agreement dated April 11, 2022 between the Company, 2692106 Ontario Inc. and KAOS Capital Ltd., as amended on each of May 8, 2022, June 13, 2022 and July 5, 2022.

AUDIT COMMITTEE INFORMATION

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company's financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company's internal auditors. The Audit Committee has specific responsibilities relating to the Company's financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company's whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

Composition and Relevant Education and Experience

As of the date hereof, the Audit Committee consists of Hélène Fortin (chair), Vincent Chiara and Rose Marie Gage, all of whom are "independent", and all of whom are "financially literate" within the meaning of National Instrument 52-110 - Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company's financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Information concerning the relevant education and experience of the Audit Committee members can be found in "Directors and Officers" above.

Audit Committee Charter

The full text of the Audit Committee's charter is disclosed in Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company's current external auditors, PricewaterhouseCoopers LLC, respectively, for the fiscal year ended July 31, 2022 (including estimates) and the comparative period fiscal year ended July 31, 2021. The table is inclusive of the relevant fees for each service associated with the subsidiaries of Company.

The Company changed its auditor to PricewaterhouseCoopers LLP (“PwC”) from MNP LLP on January 31, 2020. In accordance with the requirements of NI 51-102, a change of auditor notice and related materials have been filed under HEXO’s profile on SEDAR. There were no “reportable events” (within the meaning of NI 51-102) involving MNP LLP.

On October 11, 2022, PwC notified the Company of its decision, at its own initiative, to decline to stand for re-appointment as the Company’s auditor following the issuance of its auditor’s report on the Company’s consolidated financial statements for the financial year ending July 31, 2022. In accordance with the requirements of NI 51-102, a change of auditor notice and PwC’s acknowledgment letter have been filed under HEXO’s profile on SEDAR. There were no “reportable events” (within the meaning of NI 51-102) involving PwC.

            PwC Audit Service Fees (in ‘000’s) (1)

	July 31, 2022	July 31, 2021
Audit Fees(2)(5)	$5,791(6)	$2,391
Audit Related Fees(3)(4)	$257	$452
Tax Fees	$Nil	$Nil
All Other Fees(4)	$121	$477

Notes:

(1) Comparative information for the fiscal years ending respectively July 31, 2021 and July 31, 2022 have been restated in their entirety.

(2) Includes fees for the performance of the annual audit and quarterly reviews of the financial statements.

(3) Denotes fees related to assurance and translation services not included in (1), in regard to the performance of the annual audit and quarterly reviews of the financial statements.

(4) Includes fees for services related to prospectus and supplement review and regulatory reviews. Amounts for the financial year ended July 31, 2021 have been adjusted by adding fees previously disclosed through All Other Fees.

(5) Inclusive of Sorbanes-Oxley integrated audit fees.

(6) Inclusive of $1,414 of 2021 audit related fees.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP is the independent registered public accounting firm of the Company. PricewaterhouseCoopers LLP has advised they are independent with respect to the Company within the meaning of the Rules of Professional Conduct in the province of Ontario and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting and Oversight Board (United States) on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under its profile on SEDAR at www.sedar.com and on EGDAR at www.sec.gov.

Additional information relating to HEXO, including with respect to directors' and officers' remuneration and indebtedness, principal holders of its securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of security holders that involves the election of directors.

Additional financial information for HEXO is provided in the audited annual consolidated financial statements and management's discussion and analysis of HEXO for the year ended July 31, 2022, which are available for viewing under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE A

Audit Committee Charter

Effective October 31, 2022

1 Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of HEXO Corp. (the "Corporation") appointed for the purpose of assisting the Board in fulfilling its oversight responsibilities for (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the auditor of the Corporation (the "External Auditor"), and (iv) the performance of the internal audit function and the External Auditor.

The Committee has been established to comply and function in accordance with applicable corporate and securities law requirements, including Section 158 of the Business Corporations Act (Ontario), National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators and Rule 10A-3 under the United States Securities Exchange Act of 1934, and the rules of the stock exchanges on which the Corporation's shares are listed ("Applicable Laws and Rules").

2 Authority

The Committee has authority to conduct or authorize investigations into any matter within its scope of responsibility. It is empowered to:

(a) Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the External Auditor, including the External Auditor's compensation, and oversee the work of the External Auditor. The External Auditor will report directly to the Committee.

(b) Resolve any disagreements between management and the External Auditor regarding financial reporting.

(c) Pre-approve permitted non-audit services performed by the Corporation's External Auditor.

(d) Retain independent counsel, accountants, or others to advise the Committee or assist in its duties and to set and pay their applicable compensation.

(e) Meet and communicate with the Corporation's officers, employees, internal audit function, External Auditor or outside counsel, as necessary and communicate directly with the Corporation's shareholders.

(f) Delegate authority, to the extent permitted by Applicable Laws and Rules, to one or more designated members of the Committee, including the authority to pre-approve all permitted non-audit services, provided that such decisions are reported to the full Committee at its next scheduled meeting.

3 Composition

(a) The Committee shall consist of a minimum of three members, all of whom shall be directors of the Corporation.

(b) Each Committee member shall be independent within the meaning of Applicable Laws and Rules.

(c) Each Committee member shall be financially literate within the meaning of Applicable Laws and Rules, such that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

(d) At least one Committee member shall have accounting or related financial management expertise as interpreted by the Board in its business judgment.

(e) The ESG Committee will recommend to the Board applicable directors for appointment to the Committee and the Chair of the Committee.

(f) If and whenever a vacancy exists on the Committee, the remaining members may exercise all of its powers so long as there continues to be at least three members on the Committee. If at any time a vacancy exists on the Committee that the Board is required to fill, the Board may appoint a new member to fill such vacancy by ordinary resolution of the Board.

(g) The Board or the Committee may, from time to time, establish policies limiting the number of audit committees which Committee members may be appointed to. If a Committee member wishes to simultaneously serve on the audit committees of more than three public companies (including the Corporation), such Committee member must first seek approval from the Board to ensure that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

4 Meetings

(a) The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chair of the Committee.

(b) The Committee must meet at least four times per year, and at least annually with each of management and the External Auditor privately and in executive session without the presence of management.

(c) A majority of the members of the Committee shall constitute a quorum for the transaction of business at a meeting.

(d) At any meeting, each Committee member shall have one vote and any question shall be decided by a majority of the votes cast by the Committee members, except where only two members are present, in which case any question shall be decided unanimously.

(e) Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

(f) The Chair, if present, will act as the chair of meetings of the Committee. For any meeting at which the Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present.

(g) The Committee may invite such officers, directors and employees of the Corporation as it deems necessary or advisable from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

(h) The External Auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Corporation's expense, except such part of the meeting, if any, which is a private session not involving the External Auditor.

(i) Following a Committee meeting, the Committee Chair shall report on the Committee's activities to the Board at the next Board meeting.

(j) The Committee must keep and approve minutes of its meetings in which shall be recorded all decisions and actions taken by it, which minutes must be made available to the Board as soon as practicable after each meeting of the Committee.

5 Chair

The Chair of the Committee has the powers and responsibilities set forth in Schedule "A" hereto.

6 Responsibilities

The Committee must:

(a) Recommend to the Board the public accounting firm to be nominated for appointment by the Corporation's shareholders as the External Auditor, including the External Auditor's compensation, and oversee the work of the External Auditor.

(b) Review and discuss the annual audited financial statements and quarterly financial statements with management and the External Auditor, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), including the discussion of critical accounting estimates included therein.

(c) Review and recommend to the Board for approval, prior to public disclosure, the annual and quarterly financial statements, MD&A and annual and interim financial results press releases.

(d) Review and recommend to the Board for approval, prior to public disclosure, any financial information and earnings guidance provided externally, including to analysts and rating agencies if applicable. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made).

(e) Review significant accounting and reporting issues and understand their impact on the financial statements, including but not limited to:

(i) complex or unusual transactions and highly judgmental areas;

(ii) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation's selection or application of accounting principles;

(iii) unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements

(iv) any significant variances with comparative reporting periods; and

(v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

(f) Review analyses prepared by management and/or the External Auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the selection or application of the Corporation's accounting principles.

(g) Review disclosures made by the Chief Executive Officer and the Chief Financial Officer during the certification process about significant deficiencies or material weakness in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls and, if applicable, understand the basis upon which the certifying officers concluded that any particular deficiency or combination of deficiencies did or did not constitute a material weakness.

(h) Review compliance with covenants under any loan agreements.

(i) Review disclosure requirements for commitments and contingencies.

(j) Review with management and the External Auditor the results of the audit, including any problems or difficulties encountered. This review will include any restrictions on the scope of the External Auditor's activities or on access to requested information, management's response to the External Auditor and any significant disagreements with management, and adjustments raised by the External Auditor, whether or not included in the financial reports.

(k) Satisfy itself that adequate procedures are in place, and periodically assess the adequacy of those procedures, for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the statements themselves, the MD&A or the press releases referred to above.

(l) Annually review and assess the Corporation's policies in effect from time to time, including its Disclosure and Confidentiality Policy, Disclosure Controls and Procedures, Disclosure Committee Charter and Whistleblower Policy and make recommendations to the Board.

7 Internal Control

The Committee shall also:

(a) Consider the effectiveness of the Corporation's system for internal control over financial reporting, including information technology security and control.

(b) Review the scope of the External Auditor's review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses and any special audit steps adopted in light of material control deficiencies.

(c) Review the External Auditor's management letters or internal control letters and management's responses to such letters.

(d) As requested by the Board, discuss with management, the internal audit function and the External Auditor the Corporation's identifiable risks arising from any financial, operational or other deficiencies, the adequacy and effectiveness of the Corporation's accounting and financial controls relating thereto, and the steps management has taken to monitor and control identified risks.

(e) Quarterly review the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with same, and the steps management has taken to monitor and control such deficiencies or instances of non-compliance.

8 Internal Audit

The Committee shall also:

(a) Review and approve the mandate, nature, scope of work and organizational structure of the internal audit function of the Corporation as well as the annual audit plan and any major changes thereon.

(b) Ensure the independence and effectiveness of the internal audit function and that the internal audit function has the necessary resources to fulfill its mandate and responsibilities.

(c) Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.

(d) Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.

(e) Regularly meet with the internal audit function without management and the external auditor present.

9 External Audit

The Committee shall also:

(a) Review the External Auditor's proposed audit scope and approach.

(b) Review the performance of the External Auditor.

(c) Annually obtain and review the report of the External Auditor on matters required to be communicated to the Committee under Section 5135 (auditors' responsibility to consider fraud) and Section 5751 (communications with those having oversight responsibility for the financial reporting process - independence) of the Canadian Institute of Chartered Accountants handbook, and including: the External Auditor's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the External Auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues; and, to assess the External Auditor's independence, all relationships between the External Auditor and the Corporation.

(d) Report any conclusions with respect to the External Auditor to the Board.

(e) Establish and periodically assess the Corporation's hiring policies for partners, employees and former partners and employees of the current or prior External Auditor.

(f) At least once per year, meet privately with the External Auditor to discuss any matters that the Committee or the External Auditor believes should be discussed privately.

(g) Resolve any disagreements between management and the External Auditor regarding financial reporting.

(h) Review and pre-approve, in accordance with Applicable Laws and Rules, all non-audit services to be provided by the Corporation's External Auditor, taking into consideration whether the delivery of non-audit services will interfere with the independence of the External Auditor. The Committee may from time to time establish specific pre-approval policies and procedures in accordance with Applicable Laws and Rules.

(i) The pre-approval of non-audit services may be delegated to one or more independent members of the Committee, provided that such pre-approval is presented to the Committee at its first scheduled meeting following such approval. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Corporation which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the External Auditor during the fiscal year in which the non-audit services are provided;

(ii) the services were not recognized by the Corporation or its subsidiaries, at the time of the engagement, to be non-audit services; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(j) Review any current or anticipated litigation or legal activity that could have a material effect on the Corporation's financial position with the General Counsel of the Corporation.

10 Compliance

The Committee shall also:

(a) Annually review the effectiveness of the Corporation's system of monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

(b) Establish and periodically assess the adequacy of procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

(c) Review with the General Counsel and other members of management, the External Auditor, and any outside counsel, special counsel, separate accounting firm or other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

(d) Review findings of any examinations by regulatory agencies, and any External Auditor's observations made regarding those findings.

(e) Review the process for communicating the Code of Business Conduct and Ethics to Corporation personnel, and for monitoring compliance therewith.

11 Reporting Responsibilities

The Committee shall also:

(a) Report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's External Auditor and internal controls over financial reporting.

(b) Report to the Board, at least quarterly, on the implementation of internal controls systems and provide a periodic update on the status of the Corporation's internal control systems.

(c) Review any other reports the Corporation issues that relate to Committee responsibilities.

(d) Liaise with the External Auditor and the Board to ensure that any material issues that have arisen related to compliance and governance have been addressed and that appropriate actions have been identified and undertaken to mitigate the issues identified.

(e) The Committee shall at least annually evaluate its own performance and the contents of this Charter, including Schedule "A" attached hereto, and recommend to the Board such changes to the Charter as the Committee deems appropriate.

12 Other responsibilities

The Committee shall also:

(a) Review and discuss with management the Corporation's major policies with respect to risk assessment and risk management.

(b) Review, discuss with the General Counsel and other members of management and establish appropriate insurance coverage for the Corporation's directors and executive officers.

(c) Review and approve or ratify all related party transactions and real, potential or apparent conflicts of interest.

(d) After consultation with the Chief Financial Officer of the Corporation and the External Auditor, gain reasonable assurance, from time to time, of the quality and sufficiency of the Corporation's accounting and financial personnel and other resources.

(e) Review with management any hedging strategy that may be in place from time to time.

(f) Perform other activities related to this Charter as requested by the Board.

(g) Investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate. Institute and oversee special investigations as required with respect to the discharge of the Committee's duties hereunder.

(h) Ensure appropriate disclosure of this Charter as may be required by Applicable Laws and Rules.

(i) Perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

13 Limitations on Duties

(a) Notwithstanding the foregoing and subject to Applicable Laws and Rules, nothing contained in this Charter is intended to require the Committee to ensure the Corporation's compliance with Applicable Laws and Rules.

(b) The Committee shall discharge its responsibilities and shall assess the information provided by the Corporation's management and any external advisors, including the External Auditor, in accordance with its business judgment. Committee members are not full-time Corporation employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Corporation's financial statements are complete, accurate, fairly presented or in accordance with applicable accounting standards and Applicable Laws, (iii) guarantee the External Auditor's reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management's representations as to any audit or non-audit services provided by the External Auditor.

(c) Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under Applicable Laws and Rules.

Schedule "A"

HEXO CORP.

Audit Committee Chair Person Description

In addition to the duties and responsibilities set out in the by-laws and any other applicable charter, mandate or position description, the chair (the "Chair") of the Audit Committee (the "Committee") of HEXO Corp. shall be an independent director who has the duties and responsibilities described below.

1. Provide overall leadership to enhance the effectiveness of the Committee, including:

(a) overseeing the structure, composition, membership and activities delegated to the Committee;

(b) chairing every meeting of the Committee and encouraging free and open discussion at the meeting of the Committee;

(c) scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

(d) facilitating the timely, accurate and proper flow of information to and from the Committee;

(e) arranging for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

(f) arranging sufficient time during Committee meetings to fully discuss agenda items;

(g) encouraging Committee members to ask questions and express viewpoints during meetings, and

(h) taking all other reasonable steps to ensure that the responsibilities and powers of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

2. Foster ethical and responsible decision-making by the Committee and its individual members.

3. Encourage the Committee members to meet separately from the scheduled Committee meetings to ensure that all members have an opportunity to be fully informed of information that will be addressed by the Committee during the meeting.

4. Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5. Carry out such other duties as may reasonably be requested by the Board of Directors.

SCHEDULE B

Transaction and Conflicts Oversight
Responsibilities of the Audit Committee

In addition to the duties and responsibilities set out in its charter, the Audit Committee shall have the duties and responsibilities described below for any period of time during which one or more employees, directors, representatives or other persons affiliated with or related to Tilray Brands, Inc. (“Tilray”) is (are) a member(s) of the Board.

1 Background and Context

On July 12, 2022, pursuant to a transaction agreement dated April 11, 2022 and amended pursuant to an amending agreement dated June 14, 2022 (together, as amended, the “Transaction Agreement”) among the Corporation, Tilray and HT Investments MA LLC (“HTI”), the terms of the outstanding senior secured convertible note (the “Note”) originally issued by the Corporation to HTI were amended and restated (the “Amended Note”) and the Note was immediately thereafter assigned to Tilray pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (together with the Transaction Agreement and the Amended Note, the “Transaction”). The amendment of the Note was approved by the Corporation’s shareholders at the reconvened special meeting of shareholders held on July 4, 2022.

Also on July 12, 2022, the Corporation and Tilray entered into a set of commercial agreements (together, the “Commercial Agreements”) covering manufacturing, procurement and cost savings, and advisory services.

Tilray is a significant competitor of the Corporation and, following the closing of the Transaction and the entering into of the Commercial Agreements, Tilray has different roles and interests vis-à-vis the Corporation. Some of these are complementary while others are potentially adversarial to the interests of the Corporation and its other stakeholders.

Notably, in addition to being a competitor, Tilray is (i) a commercial partner of the Corporation pursuant to the Commercial Agreements, (ii) the Corporation’s senior-ranking lender/creditor, as the holder of the Amended Note, and (iii) a pro forma significant equity holder, given the conversion rights attributed to the Amended Note, with meaningful representation rights on the Board.

The multiplicity of roles played by Tilray described could potentially give rise to conflicts of interest. The Corporation has accordingly determined it is in the best interests of the Corporation to mandate the Audit Committee with the additional roles and responsibilities described below.

2 Scope and General Mandate

In addition to the duties and responsibilities set out in its charter, the Audit Committee has been mandated by the Board, for any period of time during which one or more employees, directors, representatives or other persons affiliated with or related to Tilray is (are) a member(s) of the Board, to review, evaluate and, when appropriate, make recommendations to the Board regarding matters involving Tilray and potential conflicts of interest between the Corporation and Tilray, as well as to review and determine when competitively sensitive and other commercially sensitive information should or should not be shared with other Board members as well as the timing thereof.

3 Responsibilities

Without limiting the generality of the Audit Committee’s mandate, the Audit Committee must:

(a) Review all transactions or amendments to or waivers from provisions in existing agreements, including, without limitation, related party transactions involving directly or indirectly, Tilray, and make recommendations to the Board at the appropriate time with respect thereto.

(b) Oversee all matters affecting the Corporation related to (i) the Amended Note, (ii) the Commercial Agreements, and (iii) any other agreement to be negotiated or concluded with Tilray, including the interpretation, compliance and enforcement of the Corporation’s rights and obligations under such instruments and agreements and any potential amendments thereto or waivers from the provisions thereof, and make recommendations to the Board at the appropriate time with respect thereto.

(c) Establish guidelines and procedures, including, without limitation, confidentiality and disclosure protocols, for management of the Corporation to share certain information with the Audit Committee instead of the Board and/or other committees of the Board (or in advance of any such information being shared with the Board and/or other committees of the Board).

(d) Determine whether and when (if appropriate) competitively sensitive and other commercially sensitive information should be provided to the Board and/or other committees of the Board.

(e) Review specific matters that the Board may submit to the Audit Committee from time to time because the Board believes such matters may potentially involve real or perceived conflicts of interest between the Corporation and Tilray and/or their respective affiliates, directors, officers and employees.

(f) Receive quarterly reports from the Chief Executive Officer, the Chief Financial Officer and/or the General Counsel summarizing the nature of any information requests made by Tilray to the Corporation during the most recent quarter and a general assessment of the interactions between Tilray’s and the Corporation’s respective organizations during such period.

(g) Perform such other functions and exercising such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

When reporting or making recommendations to the Board with respect to the foregoing, the Audit Committee shall determine the appropriate timing in respect of which the Board should receive any sensitive information and the Audit Committee’s recommendations with respect thereto.